As filed with the Securities and Exchange Commission on November 18, 1997
                    Registration No. 333-


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM S-3
                          REGISTRATION STATEMENT
                                  UNDER
                        THE SECURITIES ACT OF 1933


                           ARDEN REALTY, INC.
   (Exact Name of Registrant as Specified in its Governing Instruments)



                         9100 Wilshire Boulevard
                          East Tower, Suite 700
                     Beverly Hills, California 90212
                              (310) 271-8600
                 (Address of principal executive offices)



                             Richard S. Ziman
                         9100 Wilshire Boulevard
                          East Tower, Suite 700
                     Beverly Hills, California 90212
                              (310) 271-8600
                 (Name and Address of Agent for Service)


                                Copies to:

                              Mark W. Seneca
                             Latham & Watkins
                          650 Town Center Drive
                                Suite 2000
                       Costa Mesa, California 92626
                              (714) 540-1235


Approximate date of commencement of the proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box.   [  ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans,
check the following box.    [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
________________________.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] ________________.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE
                                      Proposed      Proposed
Title of each class of  Amount to be  maximum       maximum      Amount of
securities to be        registered    offering      aggregate    registration
registered                            price         offering     fee
                                     per share(1)   price
Common Stock,            2,971,756     $30.63       $91,024,886  $27,584
$.01 par value per share

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices of the Common Stock as reported on the New York Stock Exchange on November 14, 1997, pursuant to Rule 457(f).

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       ARDEN REALTY, INC.

                     CROSS REFERENCE SHEET

CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING THE LOCATION IN THE PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF FORM S-3.

   ITEMS IN FORM S-3               LOCATION OR HEADING IN PROSPECTUS
1. Forepart of Registration
   Statement and Outside           Outside Front Cover Page
   Front Cover Page of
   Prospectus
2. Inside Front and Outside
   Back Cover Pages of             Inside Front Cover Page;
   Prospectus                      Outside Back Cover Page
3. Summary Information, Risk
   Factors and Ratio of            Outside Front Cover Page; The
   Earnings to Fixed Charges       Company; Risk Factors; Ratio of
                                   Earnings to Fixed Charges Not
                                   Applicable
4. Use of Proceeds                 Not Applicable
5. Determination of Offering       Not Applicable
   Price
6. Dilution                        Not Applicable
7. Selling Security Holders        Selling Stockholders
8. Plan of Distribution            Outside Front Cover Page; Plan
                                   of Distribution
9. Description of Securities       Description of Capital Stock
   to Be Registered
10 Interests of Named Experts      Not Applicable
   and Counsel
11 Material Changes                Not Applicable
12 Incorporation of Certain       Incorporation of Certain
   Information by Reference       Information by Reference
13 Disclosure of Commission
   Position on                    Limitation of Liability and
   Indemnification for            Indemnification
   Securities Act Liabilities

         Subject To Completion, dated November 18, 1997

P R O S P E C T U S
                        2,971,756 Shares

                       ARDEN REALTY, INC.

                          Common Stock
                           __________

   Arden Realty, Inc., a Maryland corporation (the "Company"), is a self-administered and self-managed real estate investment trust ("REIT") engaged in owning, acquiring, managing, leasing and renovating office properties in Southern California. The Company currently owns 67 office properties (the "Properties") containing approximately 9.2 million rentable square feet, all of which are located in Southern California.

   The Company concurrently conducts all of its operations through Arden Realty Limited Partnership, a Maryland limited partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and as of October 31, 1997 owned a 92.3% interest in the Operating Partnership. Although the Company and the Operating Partnership are separate entities, for ease of reference and unless the context requires, all references in this Prospectus to the "Company" refer to the Company and the Operating Partnership, collectively.

   This Prospectus relates to (i) the possible issuance by the Company of up to 2,971,756 shares (the "Exchange Shares") of common stock, par value $.01 per share ("Common Stock"), of the Company if, and to the extent that, holders of up to 2,971,756 units of limited partnership interest in the Operating Partnership ("OP Units") tender such OP Units for cash redemption and the Company elects, in its sole and absolute discretion, to exchange the tendered OP Units on a one-for-one basis for shares of Common Stock in lieu of a cash redemption and (ii) the offer and sale from time to time of up to 2,971,756 Exchange Shares that may be issued to such holders (the "Selling Stockholders"). The OP Units were issued, and the Exchange Shares were reserved for issuance, in connection with the formation of the Company and the Operating Partnership in October 1996 and certain subsequent property acquisitions by the Operating Partnership. The Company will not receive any proceeds from either the issuance of the Exchange Shares or the sale of the Exchange Shares by the Selling Stockholders. See "Plan of Distribution." The Company is registering the offer and sale of Exchange Shares by the Selling Stockholders, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

   The Common Stock is listed on the New York Stock Exchange
("NYSE") under the symbol "ARI." On November 17, 1997, the last reported sales price of the Common Stock on the NYSE was $30.56 per share.

   The registration statement of which this Prospectus is a part is being filed pursuant to contractual obligations of the Company.
                           __________

   See "Risk Factors" beginning on page 4 for certain factors relevant to an investment in the Common Stock.
                           __________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
         COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS. ANY REPRESENTATION TO
              THE CONTRARY IS A CRIMINAL OFFENSE.

      THE DATE OF THIS PROSPECTUS IS _______________, 1997

                     AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a website at http://www.sec.gov containing reports, prospectuses and information statements and other information regarding registrants, including the Company, that file electronically. Copies of such materials and other information concerning the Company also are available for inspection at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. The Registration Statement also may be retrieved from the Commission's website.

       INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents which have previously been filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

      (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

      (2) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997;

      (3) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997;

      (4) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997;

      (5) the Company's Current Report on Forms 8-K and related Form 8-K/A, filed by the Company with the Commission on January 8, 1997 and February 28, 1997, respectively;

      (6) the Company's Current Report on Form 8-K and related Form 8-K/A, filed by the Company with the Commission on May 22, 1997 and July 8, 1997, respectively;

      (7) the Company's Current Report on Form 8-K, filed by the Company with the Commission on July 10, 1997;

      (8) the Company's Current Report on Form 8-K, filed by the Company with the Commission on August 14, 1997;

      (9) the Company's Current Report on Form 8-K and related Form 8-K/A, filed by the Company with the Commission on October 15, 1997 and November 14, 1997, respectively;

      (10) the Company's Current Report on Form 8-K and related Form 8-K/A, filed by the Company with the Commission on November 12, 1997 and November ___, 1997, respectively;

      (11) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on September 18, 1996;

      (12) the Company's Proxy Statement with respect to its Annual Meeting of Shareholders held on July 8, 1997.

   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby will be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be addressed to Arden Realty, Inc., at 9100 Wilshire Boulevard, East Tower, Suite 700, Beverly Hills, California 90212, Attention: Diana M. Laing; telephone number (310) 271-8600.

   This Prospectus, including the documents incorporated herein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Also, documents subsequently filed by the Company with the Securities and Exchange Commission and incorporated herein by reference will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated in this Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Prospective investors should carefully consider, among other factors, the risk factors described below.


                          RISK FACTORS

   In addition to the other information contained or incorporated by reference in this Prospectus or in an accompanying Prospectus Supplement, prospective investors should carefully consider the following factors before investing in the securities offered hereby.

Tax Consequences of Exchange of OP Units

   The exchange of the OP Units held by a limited partner of the Operating Partnership (individually, a "Limited Partner" and collectively, the "Limited Partners") for Exchange Shares will be treated for tax purposes as a sale of such OP Units by such Limited Partner. Such a sale will be fully taxable to the Limited Partner and such Limited Partner will be treated as recognizing gain or loss for income tax purposes in an amount equal to the difference between the "amount realized" by the Limited Partner in the exchange and the Limited Partner's adjusted tax basis in the OP Units exchanged. Generally, the amount realized by the Limited Partner on such an exchange will be equal to the fair market value of the Exchange Shares received in the exchange plus any reduction in the Limited Partner's share of liabilities of the Operating Partnership as a result of the exchange. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the value of the Exchange Shares received upon such exchange. In addition, the ability of the Limited Partner to sell a substantial number of Exchange Shares in order to raise cash to pay tax liabilities associated with the exchange of OP Units may be restricted and, as a result of fluctuations in the stock price, the price such holder receives for such shares may not equal the value of the OP Units at the time of exchange.

Potential Change in Investment Upon Exchange of OP Units

   If a Limited Partner exchanges his or her OP Units for Exchange Shares, such Limited Partner will become a stockholder of the Company rather than a Limited Partner in the Operating Partnership. Although the nature of an investment in shares of Common Stock is similar in certain respects to an investment in OP Units, there are also differences between ownership of OP Units and ownership of Common Stock relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation. See "Redemption/Exchange of the OP UnitsCComparison of Ownership of OP Units and Common Stock."

Real Estate Financing Risks

   Inability to Repay or Refinance Indebtedness at Maturity. The Company will be subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that any indebtedness will not be able to be refinanced or that the terms of any such refinancing will not be as favorable as the terms of such current indebtedness. As of November 10, 1997, the Company had outstanding indebtedness of approximately $304 million, of which $175 million is secured by 18 of the Properties and is anticipated to be repaid by June 10, 2004, $17 million is secured by four properties and is anticipated to be repaid between July 1, 2002 and July 1, 2015, and approximately $112 million is unsecured with $107 million maturing on June 1, 2000 and $5 million maturing on August 1, 1998. If the Company's indebtedness cannot be refinanced at maturity, extended or paid with proceeds of other capital transactions, such as the issuance of new equity capital, the Company expects that its cash flow will not be sufficient in all years to pay distributions at expected levels and to repay all maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates, the interest expense relating to such refinanced indebtedness would increase, adversely affecting the Company's cash flow and the amounts available for distributions to its stockholders.

   Risk of Failure to Cover Debt Service of Current Collateralized Debt Under the Mortgage Financing. The Company, through a special purpose entity, has outstanding a $175 million mortgage financing (the "Mortgage Financing"). The payment and other obligations under the Mortgage Financing are secured by fully cross-collateralized and cross-defaulted first mortgage liens on 18 of the Properties (collectively, the "Mortgage Financing Properties") and $4 million in cash collateral. The Mortgage Financing requires monthly payments of interest only, with all principal anticipated to be repaid on the seventh anniversary of the Mortgage Financing (i.e., July 2009). If the Mortgage Financing is not repaid or refinanced within seven years, the interest rate increases by at least 2% and all excess cash flow from the Mortgage Financing Properties must be used to pay down principal. If the Company is unable to meet its obligations under the Mortgage Financing, the Mortgage Financing Properties securing such debt could be foreclosed on, which would have a material adverse effect on the Company and its ability to make expected distributions. Similarly, any future indebtedness of the Company secured by any of the Properties will be subject to this risk of foreclosure.

   Potential Effect of Rising Interest Rates on Company's Variable Rate Debt. The Company currently has an outstanding balance of $107 million under its $300 million unsecured line of credit (the "Credit Facility") from a group of banks led by Wells Fargo, which bears interest at a variable rate. In addition, the Company may incur other variable rate indebtedness in the future. Increases in interest rates on such indebtedness would increase the Company's interest expense, which could adversely affect the Company's cash flow and the amounts available for distributions to its stockholders.

   No Limitation on Debt. While the Company currently has a policy of incurring debt only if, upon such incurrence, the debt to total market capitalization ratio would be 50% or less, the organizational documents of the Company contain no limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash flow and, consequently, the amount available for distribution to stockholders could increase the risk of default on the Company's indebtedness.

   The Company has established its debt policy relative to the total market capitalization of the Company rather than relative to the book value of its assets. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated original cost of real property, the Company's primary tangible assets) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value, and may not necessarily reflect the fair market value of the underlying assets of the Company at all times. The Company also will consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of its properties upon refinancing and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service.

Real Estate Investment Risks

   Real Estate Ownership Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs, and the Company's cash flow and ability to make distributions to its stockholders will be adversely affected.

   The Company's revenue and the value of its Properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; the perceptions of prospective tenants of the attractiveness of the property; the ability of the Company to manage and maintain the Properties and secure adequate insurance; and the potential increase in operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

   Risk that Company may be Unable to Retain Tenants or Rent Space Upon Lease Expirations. The Company is and will be subject to the risks that upon expiration, leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. Leases on a total of approximately 12% and 51% of the leased space in the Properties will expire through the end of 1997 and 2000, respectively. If the Company is unable to promptly relet or renew leases for all or a substantial portion of this space, or if the rental rates upon such renewal or reletting are significantly lower than expected, the Company's cash flow and ability to make expected distributions to stockholders could be adversely affected.

   Restraints on Company's Flexibility to Liquidate Real Estate. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits a REIT's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to stockholders.

   Impact of Competition on Occupancy Levels and Rents Charged. Numerous office properties compete with the Properties in attracting tenants to lease space. Some of the competing properties may be newer, better located or owned by parties better capitalized than the Company. The number of competitive commercial properties in a particular area could have a material adverse effect on (i) the ability to lease space in the Properties (or at newly acquired or developed properties) and
(ii) the rents charged.

   Potential Increases in Certain Taxes and Regulatory Compliance Costs. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make distributions to stockholders. The Properties are also subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the "ADA") and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all such regulatory requirements and that any noncompliance would not have a material adverse effect on the Company. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's cash flow and expected distributions.

   Impact of Financial Condition and Solvency of Tenants on Company's Cash Flow. At any time, a tenant of the Properties may seek the protection of bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in cash flow available for distribution by the Company. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's income may be adversely affected.

   Americans with Disabilities Act Compliance Costs. Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. Although the Company believes that the Properties are substantially in compliance with these requirements, the Company may incur additional costs to comply with the ADA. Although the Company believes that such costs will not have a material adverse effect on the Company, if required changes involved a greater expenditure than the Company currently anticipates, the Company's ability to make expected distributions could be adversely affected.

   Financial Dependency and Management Conflicts Associated with Partnership and Joint Venture Property Ownership Structures. The Company owns its interests in the Properties through the Operating Partnership. In addition, the Company may also participate with other entities in property ownership through joint ventures or partnerships in the future. The Company currently does not have any plans to invest in joint ventures or partnerships with affiliates or promoters of the Company. Nonetheless, partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partners or co-venturers might become bankrupt, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-venturers may be in a position to take action contrary to the Company's instructions or requests or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. The Company will, however, seek to maintain sufficient control of any such partnerships or joint ventures with which it may become involved to permit the Company's business objectives to be achieved.
There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

Concentration of Properties in Southern California

   All of the Company's Properties are located in Southern California, with 49 of the 67 Properties located in suburban Los Angeles County. Los Angeles County just recently began to recover from an economic recession that affected Southern California generally and Los Angeles County in particular since the early 1990s. The Company's revenue and the value of its Properties may be affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office and other competing commercial properties). Therefore, the Company's performance and its ability to make distributions to stockholders will likely be dependent, to a large extent, on the economic conditions in this market area.

Conflicts of Interests in the Formation Transactions and the Business of the Company

   Failure to Enforce Terms of Formation Agreements. As partners and members in the entities that owned certain of the Properties which were acquired by the Company pursuant to the transactions (the "Formation Transactions") consummated in connection with the Company's initial public offering of Common Stock on October 9, 1996 (the "IPO") and as recipients of cash and OP Units in the Formation Transactions, certain members of the Company's management, including Richard S. Ziman and Victor J. Coleman, have a conflict of interest with respect to their obligations as directors or executive officers of the Company in enforcing the terms (including customary representations and warranties as to ownership and operation) of the agreements relating to the transfer to the Company of their interests in such Properties and related assets. The failure to enforce the material terms of those agreements, particularly the indemnification provisions for breaches of representations and warranties, could result in a monetary loss to the Company, which loss could have a material adverse effect on the Company's financial condition or results of operations. In addition, the aggregate liability of Messrs. Ziman and Coleman and NAMIZ, Inc., the Company's immediate predecessor ("Namiz"), under those agreements is limited to approximately $43.7 million (the initial value of the OP Units received by them in the Formation Transactions based on the IPO price of the Common Stock), and each such party is severally liable, up to the initial value of the OP Units received by such party, only for breaches of such party's respective representations and warranties. The Company therefore will have no right of recovery as to any damages in excess of such aggregate or individual amounts that may result from breaches of such representations and warranties.

   Tax Consequences Upon Any Prepayment of Mortgage Financing. Certain Limited Partners of the Operating Partnership, including Messrs. Ziman and Coleman, may incur adverse tax consequences upon the repayment of mortgage indebtedness relating to certain of the Mortgage Financing Properties and other recently acquired Properties which are different from the tax consequences to the Company and its stockholders. Consequently, such Limited Partners may have different objectives regarding the appropriate timing of any such repayment. While the Company has the exclusive authority under the amended and restated agreement of limited partnership of the Operating Partnership (the "Partnership Agreement") to determine whether, when, and on what terms to repay such mortgage indebtedness, any such decision would require the approval of the Board of Directors.
Messrs. Ziman and Coleman, as executive officers and directors of the Company, have substantial influence with respect to any such decision, and such influence could be exercised in a manner not consistent with the interests of some, or a majority, of the Company's stockholders including in a manner which could prevent repayment of such mortgage indebtedness.

   Limitation Upon Sale or Refinancing of Century Park Center. Due to the potential adverse consequences to certain Limited Partners of the Operating Partnership which may result from a sale of Century Park Center prior to October 9, 2003, any sale of Century Park Center prior to such date (other than in connection with the sale of all or substantially all of the assets of the Company or a merger of the Company) requires the consent of a majority of the Limited Partners, which may cause the Company to be unable to sell this Property in circumstances in which it would be advantageous to do so.

   Other Real Estate Interests. Messrs. Ziman and Coleman hold certain real estate interests that were not contributed to the Company as part of the Formation Transactions although none of such real estate interests relate to office properties.

Risks Associated with Rapid Growth, the Recent Acquisition of
Many of the New Properties and the Lack of Operating History

   The Company is currently experiencing a period of rapid growth. As the Company acquires additional properties, the Company will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, the Company's ability to manage its growth effectively will require it to successfully integrate its new acquisitions into its existing management structure. No assurances can be given that the Company will be able to succeed with such integration or effectively manage additional properties or that newly acquired properties will perform as expected.

   All of the Properties had relatively short or no operating history under management by the Company prior to their acquisition by the Company. The Company has had limited control over the operation of the Properties which may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential, and it is also possible that the operating performance of these properties may decline under the Company's management.

Changes in Policies Without Stockholder Approval

   The investment, financing, borrowing and distribution policies of the Company and its policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by the Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of the stockholders of the Company. In addition, the Board of Directors may change the Company's policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could adversely affect the Company's financial condition, results of operations or the market price of the Common Stock.

Risk of Acquisition, Renovation and Development Activities

   The Company intends to continue acquiring office properties. Acquisitions of office properties entail risks that investments will fail to perform in accordance with expectations. Estimates of renovation costs and costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

   The Company intends to expand and/or renovate its properties from time to time. Expansion and renovation projects generally require expenditure of capital as well as various government and other approvals, the receipt of which cannot be assured. While policies with respect to expansion and renovation activities are intended to limit some of the risks otherwise associated with such activities, the Company will nevertheless incur certain risks, including expenditures of funds on, and devotion of management's time to, projects which may not be completed. The Company anticipates that future acquisitions and renovations will be financed through a combination of advances under the Credit Facility, other lines of credit and other forms of secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

   While the Company has generally limited its acquisition, renovation, management and leasing business primarily to the Southern California market, it is possible that the Company will in the future expand its business to new geographic markets. The Company will not initially possess the same level of familiarity with new markets outside of Southern California, which could adversely affect its ability to acquire, develop, manage or lease properties in any new localities. Changing market conditions, including competition from other purchasers of suburban office properties, may diminish the Company's opportunities for attractive additional acquisitions.

   The Company also intends to review from time to time the possibility of developing and constructing office buildings and other commercial properties in accordance with the Company's development and underwriting policies. Risks associated with the Company's development and construction activities may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they would ultimately be successful, typically require a substantial portion of management's time and attention. Development activities would also be subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

Potential Adverse Tax Consequences of Failure to Qualify as a REIT

   The Company has operated and intends to continue to operate so as to qualify as a REIT under the Code, commencing with its taxable year ended December 31, 1996. Although management believes that the Company is and will continue to be organized and has operated and will continue to operate in such a manner, no assurance can be given that the Company is now or will continue to be organized or operated in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must pay distributions to stockholders aggregating annually at least 95% of its REIT taxable income (excluding capital gains). The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets in partnership form. No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any pending legislation that would adversely affect the Company's ability to operate as a REIT. The Company's qualification and taxation as a REIT depend on the Company's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code, the results of which will not be reviewed by tax counsel to the Company. See "Federal Income Tax Considerations-Taxation of the Company."

   If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to the Company for the years involved. In addition, distributions to stockholders would no longer be required to be made. See "Federal Income Tax Considerations-Taxation of the Company-Requirements for Qualification."

Other Tax Liabilities

   Even if the Company qualifies for and maintains its REIT status, it will be subject to certain federal, state and local taxes on its income and property. If the Company has net income from a prohibited transaction, such income will be subject to a 100% tax. See "Federal Income Tax Considerations."

Insurance

   The Operating Partnership carries comprehensive liability, fire, extended coverage and rental loss insurances which currently cover all of the Properties with policy specifications and insured limits that the Company believes are adequate and appropriate under the circumstances. The Operating Partnership also carries earthquake insurance on all of the Properties.
There are, however, certain types of losses that are not generally insured because it is not economically feasible.
Should an uninsured loss or a loss in excess of insured limits occur, the Operating Partnership could lose its capital invested in the property, as well as the anticipated future revenue from the property and, in the case of debt which is with recourse to the Operating Partnership, would remain obligated for any mortgage debt or other financial obligations related to the property. Any such loss would adversely affect the Company. Moreover, as the sole general partner of the Operating
Partnership, the Company will generally be liable for any unsatisfied obligations other than non-recourse obligations. The Company believes that the Properties are adequately insured. In addition, in light of the California earthquake risk, California building codes since the early 1970's have established construction standards for all newly built and renovated buildings, including office buildings, the current and strictest construction standards having been adopted in 1984. Of the 67 Properties, 33 have been built since January 1, 1985 and the Company believes that all of the Properties were constructed in full compliance with the applicable standards existing at the time of construction. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

Dependence on Key Personnel

   The Company is dependent on the efforts of its executive officers, particularly Messrs. Ziman and Coleman and Ms. Diana M. Laing. The loss of their services could have a material adverse effect on the operations of the Company. Each of Messrs. Ziman and Coleman and Ms. Laing have entered into an employment agreement with the Company.

Limits on Changes in Control

   Certain provisions of the charter of the Company (the "Charter") and bylaws of the Company (the "Bylaws") may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. For example, such provisions may (i) deter tender offers for the Common Stock, which offers may be attractive to the stockholders, or (ii) deter purchases of large blocks of Common Stock, thereby limiting the opportunity for stockholders to receive a premium for their Common Stock over then-prevailing market prices. See "Description of Capital Stock" and "Certain Provisions of Maryland Law and the Company's Charter and Bylaws." These provisions include the following:

   Limits on Ownership of Common Stock. In order for the Company to maintain its qualification as a REIT under the Code, not more than 50% in value of the outstanding shares of Common Stock of the Company may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of the Company's taxable year (other than the first year for which the election to be treated as a REIT has been made). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. See "Federal Income Tax Considerations-Taxation of the Company." In order to protect the Company against the risk of losing REIT status due to the concentration of ownership among its stockholders, the ownership limit included in the Charter (the "Ownership Limit") limits actual or constructive ownership of the outstanding shares of Common Stock by any single stockholder to 9.0% (by value or by number of shares, whichever is more restrictive) of the then outstanding shares of Common Stock. See "Description of Capital Stock-Restrictions on Transfer."
Although the Board of Directors presently has no intention of doing so (except as described below), the Board of Directors could waive this restriction with respect to a particular stockholder if it were satisfied, based upon the advice of counsel or a ruling from the Internal Revenue Service, that ownership by such stockholder in excess of the Ownership Limit would not jeopardize the Company's status as a REIT and the Board of Directors otherwise decided such action would be in the best interests of the Company. Actual or constructive ownership of shares of Common Stock in excess of the Ownership Limit will cause the violative transfer or ownership to be void with respect to the transferee or owner as to that number of shares in excess of the Ownership Limit and such shares will be automatically transferred to a trust for the exclusive benefit of one or more qualified charitable organizations. Such transferee or owner shall have no right to vote such shares or be entitled to dividends or other distributions with respect to such shares.
The Board of Directors has waived the Ownership Limit with respect to Mr. Ziman and certain family members and affiliates and permitted such parties to actually and constructively own up to 13.0% of the outstanding shares of Common Stock. See "Description of Capital Stock-Restrictions on Transfer" for additional information regarding the Ownership Limit.

   Additional Common Stock and Preferred Stock Issuances. The Charter authorizes the Board of Directors to cause the Company to issue authorized but unissued shares of Common Stock or Preferred Stock and to reclassify any unissued shares of Common Stock or classify any unissued and reclassify any previously classified but unissued shares of Preferred Stock and to set the preferences, rights and other terms of such classified or unclassified shares. See "Description of Capital Stock-Preferred Stock." Although the Board of Directors has no such intention at the present time, it could establish a series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholders.

   Staggered Board. The Company's Board of Directors is divided into three classes of directors. The initial terms of the first, second and third classes expire in 1997, 1998 and 1999, respectively. Beginning in July 1997, directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company even though a tender offer or change in control might be in the best interest of the stockholders. See "Certain Provisions of Maryland Law and the Company's Charter and Bylaws-Board of Directors-Number, Classification, Vacancies."

Possible Environmental Liabilities

   Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure properly to remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such site.

   Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACM") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACM and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACM. In connection with its ownership and operation of the Properties, the Company may be potentially liable for such costs. Except for 535 North Brand Boulevard, which is currently undergoing abatement activities, the Company is not aware of any friable ACM at any of the Properties.

   In the past few years, independent environmental consultants have conducted or updated Phase I Environmental Assessments and other environmental investigations as appropriate ("Environmental Site Assessments") at the Properties. These Environmental Site Assessments have included, among other things, a visual inspection of the Properties and the surrounding area and a review of relevant state, federal and historical documents. Soil and groundwater sampling were performed where warranted and remediation, if necessary, has or is being conducted.

   The Company's Environmental Site Assessments of the Properties identified 10351 Santa Monica, Burbank Executive Plaza, California Federal Building, South Bay Centre, 8383 Wilshire, Carlsberg Corporate Center, Imperial Bank Tower, Skyview Center and Pacific Gateway II as properties that may be impacted by known or suspected regional contamination. The Environmental Site Assessments have not, however, revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's Environmental Site Assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

   The Company believes that the Properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products, except as noted above. The Company has not been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present Properties, other than as noted above.

Possible Adverse Effect on Common Stock Price of Shares Available for Future Sale

   Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The Company has reserved 2,971,756 shares of Common Stock for issuance upon the exchange of OP Units issued in connection with the formation of the Company and in connection with property acquisitions, which shares the Company has agreed to register pursuant to contractual obligations. In addition, the Company has granted to certain executive officers, employees and directors options to purchase a total of 1,436,000 shares of Common Stock (and reserved for issuance an additional 50,667 shares of Common Stock) under the Company's 1996 Stock Incentive Plan and stock bonus awards for a total of 5,000 shares of Common Stock, all of which the Company has registered. No prediction can be made about the effect that future sales of Common Stock will have on the market prices of shares.

Possible Adverse Effect on Holders of Common Stock Upon an
Issuance of Preferred Stock

   The Board of Directors is empowered by the Company's Charter to designate and cause the Company to issue from time to time one or more classes or series of Preferred Stock without stockholder approval. The Board of Directors may determine the relative rights, preferences and privileges of each class or series of Preferred Stock so issued. See "Description of Capital Stock-Preferred Stock." Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders in any series or class of Preferred Stock preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company. See "-Limits on Changes in Control."

Influence of Executive Officers, Directors and Principal Stockholders

   The directors and executive officers of the Company as a group beneficially own approximately 76.18% of the OP Units issued in the Formation Transactions which, as of October 9, 1997 (the first anniversary of the closing of the IPO), are redeemable by the holder for cash or, at the option of the Company, exchangeable for shares of Common Stock on a one-for-one basis. Assuming the exchange of all of these OP Units for Exchange Shares, all directors and executive officers as a group would beneficially own approximately 6.18% of the total issued and outstanding shares of Common Stock. Mr. Ziman currently serves as Chairman and Chief Executive Officer and serves, along with Mr. Coleman, who currently serves as President and Chief Operating Officer, on the Board of Directors of the Company. Accordingly, such persons have substantial influence on the Company, which influence might not be consistent with the interests of other stockholders, and may in the future have a substantial influence on the outcome of any matters submitted to the Company's stockholders for approval if all of their OP Units are exchanged for Common Stock. In addition, although there is no current agreement, understanding or arrangement for those participants in the Formation Transactions who received OP Units to act together on any matter, such participants could be in a position to exercise significant influence over the affairs of the Company if they were to act together in the future.

                          THE COMPANY

General

   The Company is a self-administered and self-managed REIT engaged in owning, acquiring, managing, leasing and renovating commercial office properties in Southern California. The Company currently owns a portfolio of 67 office properties containing approximately 9.2 million rentable square feet.

   The Company believes that all of the Properties are located in strong submarkets which generally have significant rent growth potential due to employment growth, declining vacancy rates, limited new construction activity and existing rental rates at levels below those required to make new construction economically feasible. The Company's portfolio is comprised primarily of suburban office properties which have high quality finishes, are situated in desirable locations, are well maintained and professionally managed and are capable of achieving rental and occupancy rates which are typically above those prevailing in their respective markets.

   The Company also believes, based upon its evaluation of market conditions, that certain economic fundamentals are present in Southern California which enhance its ability to achieve its business objectives by providing an attractive environment for owning, acquiring and operating suburban office properties. Specifically, the Company believes that the limited construction of new office properties in the Southern California region since 1992 coupled with an improving Southern California economy will continue to result in increased demand for office space and positive net absorption in the Southern California region, particularly in the selected submarkets where most of the Properties are located.

   The Company operates from its Beverly Hills, California headquarters and is a fully-integrated real estate company with approximately 100 full-time employees and in-house expertise in acquisitions, finance, asset management, leasing and construction.

   The Company seeks to grow by continuing to acquire office properties that are located in submarkets with growth potential, are underperforming or need renovation and which offer opportunities for the Company to implement its value-added strategy to increase cash flow. This strategy includes active management and aggressive leasing efforts, a focused renovation and refurbishment program for underperforming assets, reduction and containment of operating costs and emphasis on tenant satisfaction (including efforts to maximize tenant retention at lease expiration and programs to relocate tenants to other spaces within the Company's portfolio). The Company's commitment to tenant satisfaction and retention is evidenced by its retention rate of approximately 73% (based on square feet renewed) from 1993 through October 31, 1997 and management's on-going relationships with multi-site tenants.

   The founders and executive officers of the Company beneficially own approximately 6.16% of the outstanding shares of Common Stock of the Company, assuming the exchange of all of their OP Units for Common Stock and excluding shares of Common
Stock subject to options granted under the Company's Stock
Incentive Plan.

   The Company is a Maryland corporation incorporated on May 1, 1996. The Company's executive offices are located at 9100 Wilshire Boulevard, East Tower, Suite 700, Beverly Hills, California 90212 and its telephone number is (310) 271-8600.

Business and Growth Strategies

   The Company's primary business objectives are to maximize growth in cash flow and to enhance the value of its portfolio in order to maximize total return to its stockholders. The Company believes it can achieve these objectives by continuing to implement its business strategies and by capitalizing on external and internal growth opportunities. The Company's primary business strategies are to actively manage its portfolio and to acquire and renovate underperforming office properties or properties which provide attractive yields with stable cash flow in submarkets where it can utilize its local market expertise and extensive real estate experience. When market conditions permit, the Company may also develop new properties in submarkets where it has local market expertise.

   Based on its own historical activities and its knowledge of the local marketplace, the Company believes that opportunities continue to exist to acquire additional office properties that:
(i) provide attractive initial yields with significant potential for growth in cash flow; (ii) are in desirable locations within submarkets which the Company believes have economic growth potential; and (iii) are underperforming or need renovation, and which therefore provide opportunities for the Company to increase such properties' cash flow and value through active management and aggressive leasing.

   The Company believes that all of the Properties are located in strong submarkets which generally have significant rent growth potential due to employment growth, declining vacancy rates, limited new construction and existing rental rates at levels below those required to make new construction economically feasible. The Company also believes, based upon its evaluation of market conditions, that certain economic fundamentals are present in Southern California which enhance its ability to achieve its business objectives by providing an attractive environment for owning, acquiring and operating suburban office properties. Specifically, the Company believes that the limited construction of new office properties in the Southern California region since 1992 coupled with an improving Southern California economy will continue to result in increased demand for office space and positive net absorption in the Southern California region, and particularly in the selected submarkets where most of the Properties are located.

   The Company believes it has certain competitive advantages which enhance its ability to identify and capitalize on acquisition opportunities, including: (i) management's significant local market expertise, experience and knowledge of properties, submarkets and potential tenants within the Southern California region; (ii) management's long-standing relationships with tenants, real estate brokers and institutional and other owners of commercial real estate; (iii) the Company's fully integrated real estate operations which allow it to respond quickly to acquisition opportunities; (iv) the Company's access to capital as a public company; (v) the Company's ability to acquire properties in exchange for OP Units or Common Stock if the sellers so desire; and (vi) management's reputation as an experienced purchaser of office properties in Southern California, which has the ability to effectively close transactions.

   The Company may also seek to take advantage of management's development expertise to develop office space when market conditions support office building development. The Company, however, currently intends to focus primarily on acquisitions rather than development given its belief that opportunities to acquire office properties at less than replacement cost continue to exist within selected submarkets in Southern California.

   The Company believes that opportunities exist to increase cash flow from its existing portfolio and that such opportunities will be enhanced as the Southern California office market continues to improve. The Company intends to pursue internal growth by: (i) continuing to maintain and improve occupancy rates through active management and aggressive leasing; (ii) realizing fixed contractual base rental increases or increases tied to indices such as the Consumer Price Index; (iii) re-leasing expiring leases at increasing market rents which are expected to result over time from increased demand for office space in Southern California; (iv) controlling operating expenses through the implementation of cost control management and systems; and (v) capitalizing on economies of scale arising from the size of its portfolio.

The Operating Partnership

   Since the closing of the IPO, substantially all of the Company's assets have been held directly or indirectly by, and its operations conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership and, as of October 31, 1997, owned a 92.3% interest therein. The Company's interest in the Operating Partnership entitles it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to such percentage ownership. Certain individuals and entities own the remaining OP Units, including Messrs. Ziman and Coleman and Namiz, together with two entities which were issued OP Units in connection with the Company's acquisition of certain Properties previously owned by such entities. One such entity, CalTwin Investors, L.L.C., a Delaware limited liability company ("CalTwin"), was issued 26,880 OP Units as partial consideration for its transfer of California Twin Centre to the Operating Partnership in March 1997. The OP Units held by CalTwin have a special redemption right which provides CalTwin the option to tender all or part of its OP Units to the Operating Partnership on January 2, 1998 for a cash redemption based on the value of such OP Units at the time of their issuance. Any OP Units held by CalTwin after January 2, 1998 may be tendered to the Operating Partnership for a cash redemption based on the then current value of the Common Stock. In lieu of such cash redemption, the Company may elect to exchange OP Units tendered by CalTwin after January 2, 1998 for shares of Common Stock of the Company (on a one-for-one basis), subject to certain limitations. All other holders of OP Units are entitled to cause the Operating Partnership to redeem its OP Units for cash beginning on October 9, 1997, the first anniversary of the consummation of the IPO. The Company may similarly elect to exchange such OP Units for shares of Common Stock of the Company (on a one-for-one basis), subject to certain limitations. See "Partnership Agreement-Redemption/Exchange Rights." With each redemption or exchange of OP Units, the Company's percentage interest in the Operating Partnership will increase (all other factors remaining unchanged).

   As the sole general partner of the Operating Partnership, the Company generally has the exclusive power under the Partnership Agreement to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions. See "Partnership Agreement-Management." The Board of Directors will manage the affairs of the Company by directing the affairs of the Operating Partnership. The Operating Partnership cannot be terminated (except in connection with a sale of all or substantially all of the assets of the Company, a business combination or as the result of judicial decree or the redemption of all of the OP Units held by the Limited Partners) until the year 2096 without a vote of the partners of the Operating Partnership. For further information regarding the Operating Partnership, see "Partnership Agreement."

                  DESCRIPTION OF CAPITAL STOCK

   The following summary of the terms of the stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and Bylaws, copies of which are exhibits to the Registration Statement filed in connection with the Company's IPO in October 1996. See
"Additional Information."

General

   The Charter provides that the Company may issue up to 100,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock").
As of October 31, 1997 35,442,833 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's obligations solely as a result of their status as stockholders.

Common Stock

   Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding the restrictions on transfer of stock, holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor, and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

   Subject to the provisions of the Charter regarding the restrictions on transfer of stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

   Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and, with the exception of Mr. Ziman's proportional purchase rights (see "Partnership Agreement-Issuance of Additional OP Units, Common Stock or Convertible Securities") , have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Charter regarding the restrictions on transfer of stock, shares of Common Stock will have equal dividend, liquidation and other rights.

   Under the Maryland General Corporation Law (the "MGCL"), a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's charter. The Company's Charter does not provide for a lesser percentage in such situations except that the provisions of the Charter relating to authorized shares of stock and the classification and reclassification of shares of Common Stock and Preferred Stock may be amended by the affirmative vote of the holders of not less than a majority of the votes entitled to be cast on the matter.

Preferred Stock

   The Charter authorizes the Board of Directors to classify any unissued shares of Preferred Stock and to reclassify any previously classified but unissued shares of any series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board is required by the MGCL and the Charter of the Company to set, subject to the provisions of the Charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, the Board could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium price for holders of Common Stock or otherwise be in their best interest. As of the date hereof, no shares of Preferred Stock are outstanding and the Company has no present plans to issue any Preferred Stock.

Power to Issue Additional Shares of Common Stock and Preferred Stock

   The Company believes that the power of the Board of Directors to issue additional authorized but unissued shares of Common Stock or Preferred Stock and to classify or reclassify unissued shares of Common Stock and Preferred Stock and thereafter to cause the Company to issue such classified or reclassified shares of stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

Transfer Agent and Registrar

   The transfer agent and registrar for the Common Stock is The
Bank of New York.

Restrictions on Transfer

   For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT's stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

   Because the Company expects to continue to qualify as a REIT, the Charter, subject to certain exceptions, contains restrictions on the ownership and transfer of Common Stock which are intended to assist the Company in complying with these requirements. The Charter provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than the Ownership Limit (i.e., 9.0%, by number or value, whichever is more restrictive, of the outstanding shares of Common Stock). The constructive ownership rules of the Code are complex, and may cause shares of Common Stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.0% of the shares of Common Stock (or the acquisition of an interest in an entity that owns, actually or constructively, Common Stock) by an individual or entity, could, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.0% of the outstanding Common Stock and thus subject such shares to the Ownership Limit. The Board of Directors may, but in no event is required to, waive the Ownership Limit with respect to a particular stockholder if it determines that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it, a ruling from the Internal Revenue Service and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Board of Directors has obtained such undertakings and representations from Mr. Ziman and, as a result, has waived the Ownership Limit with respect to the Ziman family and certain affiliated entities, including the Operating Partnership. The Ziman family and such entities are permitted to own in the aggregate, actually or constructively, up to 13% (by number of shares or by value, whichever is more restrictive) of the Common Stock.

   The Charter further prohibits (a) any person from actually or constructively owning shares of stock of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of stock of the Company if such transfer would result in shares of stock of the Company being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of stock of the Company that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interest of the Company to continue to qualify as a REIT and such determination is approved by a two thirds vote of the Company's stockholders as required by the Charter. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Charter. Amendments to the Charter require the affirmative vote of holders owning at least two-thirds of the shares of the Company's capital stock outstanding and entitled to be cast on the matter.

   Pursuant to the Charter, if any purported transfer of Common Stock of the Company or any other event would otherwise result in any person violating the Ownership Limit, or such other limit as provided in the Charter, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares in excess of the Ownership Limit, or such other limit, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such excess shares (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization (the "Beneficiary") selected by the Company. Such automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit or such other limit as provided by the Charter or as otherwise permitted by the Board of Directors, and distribute to the Prohibited Transferee or Prohibited Owner an amount equal to the lesser of the price paid by the Prohibited Transferee or Prohibited Owner for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee or Prohibited Owner, as applicable, prior to the discovery by the Company that such shares had been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then the Charter provides that the transfer of the excess shares will be void.

   In addition, shares of stock of the Company held in the trust will be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company will have the right to accept such offer until the trustee of the trust has sold the shares of stock held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold will terminate and the trustee of the trust shall distribute the net proceeds of the sale to the Prohibited Transferee or Prohibited Owner.

   If any purported transfer of shares of Common Stock would cause the Company to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety, and the intended transferee shall acquire no rights to the stock.

   All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

   Under the Charter, every owner of a specified percentage (or more) of the outstanding shares of Common Stock must file a completed questionnaire with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of the Company's shares. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership of Common Stock on the Company's status as a REIT and to ensure compliance with the Ownership Limit or such other limit as provided by the Charter or as otherwise permitted by the Board of Directors.

Registration Rights

   Pursuant to a miscellaneous rights agreement, the Company has agreed to file this shelf registration statement and to use its best efforts to maintain its effectiveness. The Company will bear expenses incident to its registration requirements under the miscellaneous rights agreement, except that such expenses shall not include any underwriting discounts or commissions or transfer taxes, if any, relating to the issuance or resale of the Exchange Shares.

                     PARTNERSHIP AGREEMENT

   The following summary of the Partnership Agreement, including the descriptions of certain provisions set forth elsewhere in this Prospectus, is qualified in its entirety by reference to the Partnership Agreement.

Management

   The Operating Partnership has been organized as a Maryland limited partnership pursuant to the terms of the Partnership Agreement. Generally, pursuant to the Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, subject to certain limited exceptions. The Limited Partners of the Operating Partnership have no authority in such capacity to transact business for, or participate in the management activities or decisions of, the Operating Partnership. See "-Certain Voting Rights of Limited Partners."

Transferability of Interests

   Except for a transaction described in the following two paragraphs, the Partnership Agreement provides that the Company may not voluntarily withdraw from the Operating Partnership, or transfer or assign its interest in the Operating Partnership, without the consent of all the holders of the OP Units
representing limited partner interests.   In addition,
Messrs. Ziman and Coleman have agreed not to sell any Exchange Shares they may acquire until October 9, 1998 (the second anniversary of the IPO) without the consent of Lehman Brothers, the lead underwriter in the IPO.

   The Company may not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification, recapitalization or change of its outstanding equity interests ("Termination Transaction"), unless the Termination Transaction has been approved by holders of at least 66 2/3% of the OP Units (including OP Units held by the Company) and in connection with which all Limited Partners either will receive, or will have the right to elect to receive, for each OP Unit an amount of cash, securities, or other property equal to the product of the number of shares of Common Stock into which each OP Unit is then exchangeable and the greatest amount of cash, securities or other property paid to the holder of one share of Common Stock in consideration of one share of Common Stock at any time during the period from and after the date on which the Termination Transaction is consummated. If, in connection with the Termination Transaction, a purchase, tender or exchange offer was made to and accepted by the holders of more than 50% of the outstanding shares of Common Stock, each holder of OP Units will receive, or will have the right to elect to receive, the greatest amount of cash, securities, or other property which such holder would have received had it exercised its right to redemption and received shares of Common Stock in exchange for its OP Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer.

   Notwithstanding the foregoing paragraph, the Company may merge, or otherwise combine its assets, with another entity if, immediately after such merger or other combination, substantially all of the assets of the surviving entity, other than OP Units held by the Company, are contributed to the Operating Partnership as a capital contribution in exchange for OP Units with a fair market value, as reasonably determined by the Company, equal to the agreed value (as defined in the Partnership Agreement) of the assets so contributed.

   In respect of any transaction described in the preceding two paragraphs, the Company is required to use its commercially reasonable efforts to structure such transaction to avoid causing the Limited Partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such transaction. The sole remedy for a breach by the Company of the obligations specified in the foregoing sentence is a claim for monetary damages.

Capital Contributions

   If the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowings or capital contributions, and the Company borrows such funds from a financial institution or other lender, then the Company will lend such funds to the Operating Partnership on comparable terms and conditions as are applicable to the Company's borrowing of such funds. The Company may contribute the amount of any required funds not loaned to the Operating Partnership as an additional capital contribution to the Operating Partnership. If the Company so contributes additional capital to the Operating Partnership, the Company's partnership interest in the Operating Partnership will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the Operating Partnership at the time of such contributions. Conversely, the partnership interests of the Limited Partners will be decreased on a proportionate basis in the event of additional capital contributions by the Company. The Company's rights to make loans or additional capital contributions to the Operating Partnership are generally subject to Mr. Ziman's right to receive notice thereof and to fund the loan or capital contribution on a pro rata basis so long as Mr. Ziman is the Company's Chief Executive Officer. See "-Issuance of Additional OP Units, Common Stock or Convertible Securities"

Redemption/Exchange Rights

   Limited Partners receive rights which enable them to require the Operating Partnership to redeem part or all of their OP Units for cash (based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or, at the election of the Company in its sole and absolute discretion, exchange such OP Units for shares of Common Stock (on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events) from the Company, subject to the Ownership Limit and certain limitations on resale of shares. The Company presently anticipates that it will elect to issue Common Stock in exchange for OP Units in connection with each such redemption request, rather than having the Operating Partnership pay cash. With each such redemption or exchange, the Company's percentage ownership interest in the Operating Partnership will increase. This redemption/exchange right may be exercised by Limited Partners from time to time, in whole or in part, subject to the limitations that such right may not be exercised (i) prior to the expiration of a specified time period or (ii) at any time to the extent such exercise would result in such Limited Partner actually or constructively owning Common Stock in excess of the Common Stock Ownership Limit, assuming Common Stock was issued in such exchange. See "Redemption/Exchange of the OP Units-Terms of the Redemption/Exchange of OP Units."

   For a description of certain special redemption rights for persons who were issued OP Units in acquisitions of Properties after the IPO, see "Redemption/Exchange of the OP UnitsCTerms of the Redemption/Exchange of OP Units."

Issuance of Additional OP Units, Common Stock or Convertible Securities

   As general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional OP Units. In addition, the Company may, from time to time, issue additional shares of Common Stock or convertible securities. In each event, Mr. Ziman will have proportional purchase rights which will enable him to maintain his overall percentage ownership of the combined equity of the Company and the Operating Partnership, assuming the exchange of all OP Units for Common Stock. Mr. Ziman's proportional purchase rights may be exercised, in his sole discretion, at a price per share or other trading unit of such OP Units, Common Stock or convertible securities, as the case may be, to be received by the Company or the Operating Partnership in such issuance, less any underwriting discounts and commissions, and otherwise on the same terms as may be applicable to such issuances. These proportional purchase rights are conditioned upon Mr. Ziman being the Chief Executive Officer of the Company at the time of the exercise and do not apply to transactions under any Company stock plan (such as the 1996 Stock Incentive Plan), pursuant to an exchange of an OP Unit for a share of Common Stock or in connection with any issuance of Common Stock or OP Units incident to an acquisition of properties, assets or a business.

Tax Matters

   Pursuant to the Partnership Agreement, the Company is the tax matters partner of the Operating Partnership and, as such, has authority, in its sole and absolute discretion, to make tax elections under the Code on behalf of the Operating Partnership.

   The net income or net loss of the Operating Partnership is generally allocated to the Company and the Limited Partners in accordance with their respective percentage interests in the Operating Partnership, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder. See "Federal Income Tax ConsiderationsCTax Aspects of the Operating Partnership."

Operations

   The Partnership Agreement requires that the Operating Partnership be operated in a manner that will enable the Company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability. The Partnership Agreement provides that the net operating cash revenues of the Operating Partnership, as well as the net sales and refinancing proceeds, will be distributed from time to time (but at least quarterly) as determined by the Company pro rata in accordance with the partners' percentage interests. Pursuant to the Partnership Agreement, subject to certain exceptions, the Operating Partnership will also assume and pay when due, or reimburse the Company for payment of all costs and expenses relating to the operations of the Company.

Duties and Conflicts

   The Partnership Agreement provides that all business activities of the Company, including all activities pertaining to the acquisition and operation of office properties, must be conducted through the Operating Partnership.

Certain Voting Rights of Limited Partners

   So long as the Limited Partners own at least 5% of the aggregate outstanding OP Units, the Company shall not, on behalf of the Operating Partnership, take any of the following actions without the prior consent of holders of at least 50% of the OP Units representing limited partner interests (excluding any holders of limited partner interest 50% or more of whose equity is owned, directly or indirectly, by the Company): (1) dissolve the Operating Partnership, other than incident to a merger or sale of substantially all of the Company's assets; or (2) prior to the expiration of seven years from the completion of the IPO, sell Century Park Center, other than incident to a merger, consolidation, reorganization or sale of substantially all of the Company's assets.

Term

   The Operating Partnership will continue in full force and effect until December 31, 2096, or until sooner dissolved upon the bankruptcy, dissolution, withdrawal or termination of the Company as general partner (unless the Limited Partners other than the Company elect to continue the Operating Partnership), the election of the Company and the Limited Partners, on entry of decree of judicial dissolution, the sale or other disposition of all or substantially all the assets of the Operating Partnership or redemption of all OP Units or otherwise provided by law.

Indemnification

   To the extent permitted by law, the Partnership Agreement provides for indemnification and advance of expenses of the Company and its officers and directors to the same extent indemnification and advance of expenses is provided to officers and directors of the Company in its Charter and Bylaws, and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company is limited under the Charter.

              REDEMPTION/EXCHANGE OF THE OP UNITS

Terms of the Redemption/Exchange of OP Units

   Of the 2,971,756 OP Units issued and outstanding, 2,889,071 OP Units were issued in connection with the Formation Transactions and the consummation of the Company's IPO, 55,805 OP Units were issued in connection with the Company's acquisition of a property from Hapsmith-Praxis Partners, a California limited partnership ("Hapsmith"), in December 1996, and 26,880 OP Units were issued in connection with the Company's acquisition of a property from CalTwin Investors, L.L.C., a Delaware limited liability company ("CalTwin"), in March 1997.

   Beginning on October 9, 1997, the first anniversary of the consummation of the IPO, each of the holders of OP Units issued in the Formation Transactions or the Hapsmith transaction may tender all or a portion of its OP Units ("Tendered Units") to the Operating Partnership for a cash redemption (based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) by delivering to the Company, as general partner of the Operating Partnership, a Notice of Redemption substantially in the form of Exhibit B to the Partnership Agreement. Upon receipt of a Notice of Redemption from a holder of OP Units (the "Tendering Partner"), the Company may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of Common Stock set forth in the Charter), elect to acquire some or all of the Tendered Units from the Tendering Partner in exchange for shares of Common Stock (on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuances of certain rights, warrants or options, certain extraordinary distributions and similar events), in which case the Tendering Partner shall have no right to cause the Operating Partnership to redeem the OP Units for cash.

   A Tendering Partner will have the right to receive, on the day of receipt by the Company of the Notice of Redemption (the "Specified Redemption Date"), the number of Exchange Shares which corresponds to the number of Tendered Units which the Company has elected to exchange in lieu of a cash redemption, and cash in an amount equal to the fair market value of an equivalent number of shares of Common Stock to the number of Tendered Units redeemed. Any Exchange Shares to which a Tendering Partner is so entitled shall be delivered as duly authorized, validly issued, fully paid and nonassessable shares of Common Stock free of any pledge, lien, encumbrance or restriction, other than those provided in the Charter, the Bylaws of the Company, the Securities Act, relevant state securities or blue sky laws and any applicable registration rights agreement with respect to such Exchange Shares entered into by the Tendering Partner. Notwithstanding any delay in such delivery, the Tendering Partner shall be deemed the owner of such Exchange Shares and rights for all purposes, including without limitation, rights to vote or consent and receive dividends, as of the Specified Redemption Date.

   Each Tendering Partner shall continue to own all OP Units subject to any redemption or exchange, and be treated as a Limited Partner with respect to such OP Units for all purposes, until such OP Units are transferred to the Company and paid for or exchanged on the Specified Redemption Date. Until a Specified Redemption Date, the Tendering Partner shall have no rights as a stockholder of the Company.

   The OP Units held by CalTwin have a special redemption right which provides CalTwin the option to tender all or a portion of its OP Units to the Operating Partnership on January 2, 1998 for cash redemption only based on the value of such OP Units at the time of their issuance, by delivering written notice to the Operating Partnership between December 1, 1997 and December 15, 1997 of its intention to exercise such option. Any OP Units held by CalTwin after January 2, 1998 are subject to the general redemption rights described above, including the Company's right to elect to acquire some or all of the Tendered Units in exchange for shares of Common Stock.

   All Tendered Units acquired by the Company upon redemption or exchange will automatically be converted into general partner interests thereby increasing the Company's percentage interest in the Operating Partnership.

Certain Conditions to the Redemption/Exchange

   The consummation of a redemption or exchange as described above upon the Company's receipt of a Notice of Redemption from a Tendering Partner is subject to the following conditions:

      In order to protect the Company's status as a REIT, no Tendering Partner shall be entitled to tender OP units for redemption or to effect an exchange, to the extent the exchange of such OP units for common stock would cause such Tendering Partner or any other Person to violate the restrictions on ownership and transfer as set forth in the Charter.

      Without the consent of the Company, no Tender Partner may effect a redemption or an exchange for less than 500 OP Units, or if the Tendering Partner holds less than 500 OP Units, all of the OP Units held by such Tendering Partner.

      Without the consent of the Company, no Tendering Partner may effect a redemption or an exchange during the period after the record date established by the Company for a distribution from the Operating Partnership and prior to the record date established by the Company for a distribution to its stockholders of some or all of its portion of such distribution.

   Any attempted redemption or exchange in violation of any of the foregoing conditions shall be null and void ab initio and in the case of an exchange such Tendering Partner shall not acquire any rights or economic interest in the Exchange Shares otherwise issuable upon such exchange.

Comparison of Ownership of OP Units and Common Stock

   Generally the nature of an investment in shares of Common Stock is similar in several respects to an investment in OP Units of the Operating Partnership. Holders of Common Stock and holders of OP Units generally receive the same distributions, and stockholders and holders of OP Units generally share in the risks and rewards of ownership in the enterprise being conducted by the Company through the Operating Partnership. There are, however, differences between ownership of OP Units and ownership of Common Stock, some of which may be material to investors.

   The information below highlights the material differences between the Operating Partnership and the Company relating to, among other things, form of organization, management control, voting rights, liquidity and federal income tax considerations. These comparisons are intended to assist the Limited Partners in understanding how their investment will be changed if their OP Units are exchanged for Exchange Shares. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO TITLE 9 OF THE CORPORATIONS AND ASSOCIATIONS ARTICLE OF THE ANNOTATED CODE OF MARYLAND, AS AMENDED (THE "ACT") AND THE MGCL AND ALSO TO THE PARTNERSHIP AGREEMENT, THE CHARTER AND THE BYLAWS, COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. HOLDERS OF OP UNITS SHOULD CAREFULLY REVIEW ALL OF THESE DOCUMENTS FOR ADDITIONAL IMPORTANT INFORMATION ABOUT THE COMPANY AND THE OPERATING PARTNERSHIP.

           Formation of Organization and Assets Owned

The Operating Partnership is      The Company is a Maryland
organized as a Maryland limited   corporation and is therefore
partnership and is therefore      subject to the MGCL.  The
subject to the Act. The           Company has elected to be taxed
Operating Partnership owns        as a REIT under the Code,
interests in the Properties.      commencing with its taxable
The Operating Partnership's       year ended December 31, 1996,
purpose is to conduct any         and intends to maintain its
business that may be lawfully     qualification as a REIT.  The
conducted by a limited            Company's only substantial
partnership organized pursuant    asset is its interest in the
to the Act, provided that such    Operating Partnership, which
business is to  be conducted in   gives the Company an indirect
a manner that permits the         investment in the Properties
Company to be qualified as a      owned by the Operating
REIT unless the Company ceases    Partnership.  Under its
to qualify as a REIT.             Charter, the Company may engage
                                  in any lawful activity
                                  permitted by the MGCL.
                                  However, under the Partnership
                                  Agreement, the Company, as
                                  general partner, may not
                                  conduct any business other than
                                  the business of the Operating
                                  Partnership and cannot own any
                                  assets other than its interest
                                  in the Operating Partnership
                                  and other assets necessary to
                                  carry out its responsibilities
                                  under the Partnership
                                  Agreement.

                       Additional Equity

The Operating Partnership is      The Board of Directors may
authorized to issue OP Units      issue, in its discretion,
and other partnership interests   additional shares of Common
(including  partnership           Stock or shares of Preferred
interests of different series     Stock so long as the total
or classes that may be senior     number of shares issued does
to OP Units) as determined by     not exceed the authorized
the Company as its general        number of shares of stock set
partner, in its sole              forth in the Company's Charter.
discretion.  The Operating        As long as the Operating
Partnership may issue OP Units    Partnership is in existence,
and other partnership interests   the proceeds of all equity
to the Company, as long as such   capital raised by the Company
interests are issued in           will be contributed to the
connection with a comparable      Operating Partnership in
issuance of shares of the         exchange for OP Units in the
Company and proceeds raised in    Operating Partnership.
connection with the issuance of
such shares are contributed to
the Operating Partnership.

                  Distributions and Dividends

The Company will cause the        Under the MGCL, the Board of
Operating Partnership to          Directors has the power to
distribute quarterly all, or      authorize the payment of
such portion as the Company may   dividends and other
in its discretion determine, of   distributions (e.g., stock
(a) the sum of (i) the            redemptions), subject to any
Operating Partnership's net       restrictions in the law or the
income or net loss (as the case   Charter.  The MGCL allows the
may be); (ii) depreciation and    payment of dividends and other
all other non-cash charges        distributions only if, after
deducted in determining net       payment of the distribution,
income or net loss; (iii) the     (a) the corporation would be
amount of any reserves that the   able to pay its indebtedness as
Operating Partnership             it becomes due in the usual
determines are necessary or       course of business or (b) the
appropriate in its sole and       corporation's total assets
absolute discretion; (iv) the     would be at least equal to the
excess of the net proceeds from   sum of the corporation's
the sale, exchange, disposition   liabilities plus, unless the
or refinancing of the Operating   charter provides otherwise, the
Partnership property for such     amount that would be needed
period over the gain (or loss,    upon dissolution to satisfy the
as the case may be) recognized    preferential rights of those
from any such sale, exchange,     stockholders whose preferential
disposition or refinancing        rights are superior to those
during such period; and (v) all   receiving the distribution.
other cash received by the
Operating Partnership for such    The Bylaws provide that before
period that was not included in   the payments of any
determining net income or net     distributions, there may be set
loss for that period, (b) less    aside out of any assets of the
the sum of (i) all principal      Company available for any
debt payments made during such    distributions such sums as the
period by the Operating           Board of Directors may from
Partnership; (ii) capital         time to time, in its absolute
expenditures made by the          discretion, think proper as a
Operating Partnership during      reserve fund for contingencies
that period; (iii) investments    or for such other purpose that
in any other entity not           the Board of Directors may
described in clause (i) and       determine to be in the best
(ii); (iv) all other              interest of the Company, and
expenditures and payments not     the Board of Directors may
deducted in determining net       modify or abolish any such
income or net loss for such       reserve.
period; (v) any amount included
in determining net income or
net loss for such period that
was not received by the
Operating Partnership during
that period; (vi) the amount of
any increase in reserves
established during such period
which the Company determines
are necessary and appropriate
in its sole and absolute
discretion; and (vii) the
amount of any working capital
accounts or other cash or
similar balances which the
Company determines to be
necessary or appropriate in its
sole and absolute discretion,
which is generated by the
Partnership during such
quarter.  Such cash
disbursement will be
distributed first to any
Partnership interests that are
entitled to any preference in
distribution and second to any
Partnership interests that are
not entitled to any preference
in distribution, pro rata to
each such class in accordance
with the terms of such class.

                       Management Control

All management powers over the    Under the MGCL, the Board of
business and affairs of the       Directors directs the
Operating Partnership are         management of the Company's
vested in the general partner,    business and affairs subject to
and no Limited Partner of the     any restrictions in the Charter
Operating Partnership has any     and Bylaws.  The board is
right to participate in or        divided into three classes of
exercise control or management    directors.  At each annual
power over the business and       meeting of the stockholders,
affairs of the Operating          the successors of the class of
Partnership except (1) the        directors whose terms expire at
general partner of the            that meeting will be elected.
Operating Partnership may not,    The policies adopted by the
without the consent of the        Board of Directors may be
Limited Partners holding          altered or eliminated without a
greater than 50% of the           vote of the stockholders.
outstanding OP Units held by      Accordingly, except for their
Limited Partners (excluding any   vote in the elections of
Limited Partners 50% or more of   directors, stockholders have no
whose equity is owned, directly   control over the ordinary
or indirectly, by the general     business policies of the
partners), sell or otherwise      Company.  The Board of
transfer the Property commonly    Directors cannot change the
known as Century Park Center      Company's policy of maintaining
prior to October 9, 2003, other   its status as a REIT, however,
than pursuant to a sale or        without the approval of holders
disposition of all or             of two-thirds of the
substantially all of the assets   outstanding shares of Common
of the Operating Partnership      Stock.
(an "Asset Sale") or incident
to a merger or other business
combination (a "Merger")
involving the Operating
Partnership, and (2) there are
certain limitations on the
ability of the general partner
of the Operating Partnership to
cause or permit the Operating
Partnership to dissolve.  See
"Vote Required to Dissolve"
below.  The general partner may
not be removed by the Limited
Partners with or without cause.

       Duties of the General Partner and of the Directors

Under the Act, every partner      Under Maryland law, the
must account to the partnership   directors must perform  their
for any benefit, and hold as      duties in  good faith, in a
trustees for it any profits       manner that they reasonably
derived by it without the         believe to be in the best
consent of the other partners,    interests of the Company and
from any transaction connected    with the care of an ordinarily
with the formation, conduct, or   prudent person in a like
liquidation of the partnership    position.  Directors of the
or from any use by it of the      Company who act in such a
partnership's property.           manner generally will not be
However, under the Partnership    liable to the Company for
Agreement, the general partner    monetary damages arising from
is not liable for monetary        their activities.
damages for losses sustained,
liabilities incurred or
benefits not derived by
partners as a result of errors
of judgment, mistakes of fact
or law or of any act or
omission, provided that the
general partner has acted in
good faith.

      Management Liability Limitation and Indemnification

As a matter of Maryland law,      The MGCL permits a Maryland
the general partner has           corporation to include in its
liability for the payment of      charter a provision limiting
the obligations and debts of      liability of its directors and
the Operating Partnership         officers to the corporation and
unless limitations upon such      its stockholders for money
liability are stated in the       damages except for liability
document or instrument            resulting from (a) actual
evidencing the obligation.        receipt of an improper benefit
Under the Partnership             or profit in money, property or
Agreement, the Operating          services or (b) active and
Partnership has agreed to         deliberate dishonesty
indemnify any person made a       established by a final judgment
party to a proceeding by reason   as being material to the cause
of his or her status as the       of action.  The Charter
general partner or any director   contains such a provision which
or officer of the Operating       eliminates such liability to
Partnership from and against      the maximum extent permitted by
all losses, claims, damages,      MGCL.  The Charter and Maryland
liabilities, joint or several,    law provide indemnification to
expenses (including legal fees    directors and officers to the
and expenses), judgments,         same extent that such directors
fines, settlements and other      and officers have
amounts incurred in connection    indemnification rights under
with any actions relating to      the Partnership Agreement (as
the operations of the Operating   officers and directors of the
Partnership in  which the         general partner).
general partner or such
director or officer is
involved, unless (1) the act or
omission was material to the
action and either was committed
in bad faith or was the result
of active and deliberate
dishonesty; (2) such party
received an improper personal
benefit in money, property or
services; or (3) in the case of
any criminal proceeding, such
party had reasonable cause to
believe the act or omission was
unlawful.  The reasonable
expenses incurred by  an
indemnitee may be reimbursed by
the Operating Partnership in
advance of the final
disposition of the proceeding
upon receipt by the Operating
Partnership of a written
affirmation by such indemnitee
of its good faith belief that
the standard of conduct
necessary for indemnification
has been met and a written
undertaking by or on behalf of
such indemnitee to repay the
amount if it is determined that
such standard was not met.

                    Antitakeover Provisions

Except in limited circumstances   The MGCL contains certain
(See "Voting Rights" below),      provisions relating to business
the general partner of the        combinations and control share
Operating Partnership has         acquisitions that, if
exclusive management power over   applicable to the Company,
the business and affairs of the   could delay, defer or prevent a
Operating Partnership.  The       change in control of the
general partner may not be        Company or other transaction
removed by the Limited Partners   that might be in the
with or without cause except      stockholders' best interests.
with the consent of the general   See "Certain Provisions of
partner.   Under the              Maryland Law and the Company's
Partnership Agreement, a          Charter and BylawsCBusiness
Limited Partner may generally     Combinations" and "-Control
transfer its interest as a        Share Acquisitions."  The
limited partner, subject to       Company has opted out of these
certain conditions and the        provisions but has the power to
general partner's right of        opt back into them.  The
first refusal for any such        Charter and Bylaws of the
proposed transfer.                Company contain a number of
                                  provisions that may have the
                                  effect of delaying, deferring
                                  or preventing a change in
                                  control of the Company or other
                                  transaction that may be in the
                                  stockholders' best interest.
                                  These provisions include, among
                                  others: (1) a staggered Board
                                  of Directors; (2) authorized
                                  stock that may be issued as
                                  Preferred Stock in the
                                  discretion of the board of
                                  directors, with superior voting
                                  rights to the Common Stock; (3)
                                  a requirement that directors
                                  may be removed only for cause
                                  and only by a vote of holders
                                  of at least two-thirds of the
                                  votes entitled to be cast in
                                  the election of directors; and
                                  (4) provisions designed to
                                  avoid concentration of share
                                  ownership in a manner that
                                  would jeopardize the Company's
                                  status as a REIT under the
                                  Code.  See "Description of
                                  Capital Stock-Restrictions on
                                  Transfers."

                       Preemptive Rights

The Partnership Agreement         Under the MGCL, holders of
provides that the general         Common Stock have no preemptive
partner is authorized to issue    rights to subscribe for
additional Partnership Units      additional shares of Common
with such rights, powers and      Stock issued by the Company.
duties as determined by the
general partner in its sole and
absolute discretion.
Additional Partnership Units
may not be issued to the
general partner, however,
unless (a) additional
Partnership Units are issued
pro rata to all partners
holding Partnership Units or
(b) such issuance is in
connection with the issuance of
shares of the general partner
in certain circumstances.  In
addition, Mr. Ziman has certain
proportional purchase rights.
See "Partnership
Agreement-Issuance of
Additional OP Units, Common
Stock or Convertible Securities."

                         Voting Rights

Under the Partnership             The MGCL requires stockholders
Agreement, the Limited Partners   to elect directors and to
have voting rights only as to     approve various extraordinary
the dissolution of the            actions, including charter
Operating Partnership, the sale   amendments, mergers,
of all or substantially all of    consolidations, sales of all or
the assets or merger of the       substantially all of the assets
Operating Partnership, and        and dissolution.   Under the
amendments of the Partnership     Charter, stockholders may
Agreement, as described more      remove directors, but only for
fully below.  Otherwise, all      cause (as defined in the
decisions relating to the         Charter).  Stockholders may
operation and management of the   also vote on any other matter
Operating Partnership are made    that properly comes before a
by the general partner.  As of    meeting.  All shares of Common
October 31, 1997, the Company     Stock have one vote per share,
held approximately 92.3% of the   and the Charter permits the
outstanding OP Units.  As OP      Board of Directors to classify
Units are exchanged by Limited    and issue unissued shares of
Partners, the Company's           Common Stock and Preferred
percentage ownership of the OP    Stock in one or more series
Units will increase.  If          which may have voting power
additional OP Units are issued    that differs from that of the
to third parties, the Company's   Exchange Shares.  See
percentage ownership of the OP    "Description of Capital Stock."
Units will decrease.

   The following is a comparison of the voting rights of the Limited Partners of the Operating Partnership and the stockholders of the Company as they relate to certain major transactions:

A. Amendment of the Operating Partnership Agreement or the
   Charter.

The Partnership Agreement may     Amendments to the Company's
be amended through a proposal     Charter must be approved by the
by the general partner or any     Board of Directors and by at
Limited Partner.  Such            least two-thirds of the votes
proposal, in order to be          entitled to be cast on the
effective, must be approved by    matter, except that certain
the general partner and by the    amendments to the Charter
written vote of holders of at     relating to its stock require a
least two-thirds of the           majority of votes entitled to
outstanding OP Units.   Certain   be cast on the matter.
amendments that affect the
fundamental rights of a Limited
Partner must be approved by
each affected Limited Partner.
In addition, the general
partner may, without the
consent of the Limited
Partners, amend the Operating
Partnership Agreement as to
certain ministerial matters.

B. Vote Required to Dissolve.

So long as Limited Partners       Under the MGCL, the dissolution
hold, in the aggregate, at        of the Company must be approved
least a 5% interest in the        by the Board of Directors and
Operating Partnership, the        by the affirmative vote of the
general partner may not elect     holders of not less than two-
to dissolve the Operating         thirds of all of the votes
Partnership, other than a         entitled to be cast on the
dissolution incident to an        matter.
Asset Sale or a Merger of the
Operating Partnership or the
general partner without the
prior written consent of at
least a majority of the
outstanding OP Units held by
Limited Partners (excluding any
Limited Partners 50% or more of
whose equity is owned, directly
or indirectly, by the General
Partner).

C. Vote Required to Sell Assets or Merge.

Under the Partnership             Under the MGCL, the sale of all
Agreement, the sale, exchange,    or substantially all of the
transfer  or other disposition    assets of the Company or merger
of all or substantially all of    or consolidation of the Company
the Operating Partnership's       requires the approval of the
assets or merger,                 Board of Directors and of the
consolidation, reorganization     stockholders by the affirmative
or other business combination     vote of two-thirds of all the
to which the Operating            votes entitled to be cast on
Partnership is a party requires   the matter.  No approval of the
only the consent of the general   stockholders is required for
partner.                          the sale of less than all or
                                  substantially all of the
                                  Company's assets.  Pursuant to
                                  the Partnership Agreement, the
                                  Company must obtain the consent
                                  of the holders of more than two-
                                  thirds of the OP Units prior to
                                  engaging in any merger,
                                  consolidation or other
                                  combination with or into
                                  another person, the sale of all
                                  or substantially all of its
                                  assets or any reclassification,
                                  recapitalization or change of
                                  its outstanding equity
                                  interests (a "Termination
                                  Transaction"); provided, that
                                  if in connection with a
                                  Termination Transaction, a
                                  purchase tender offer or
                                  exchange offer is made and
                                  accepted by holders of more
                                  than fifty percent of the
                                  outstanding shares of Common
                                  Stock, each holder of OP Units
                                  will be entitled to receive the
                                  greatest amount of
                                  consideration it would have
                                  been entitled to as a holder of
                                  Common Stock had its OP Units
                                  been exchanged for shares of
                                  Common Stock immediately prior
                                  to the expiration of such
                                  purchase, tender or exchange
                                  offer and had it thereupon
                                  accepted such purchase, tender
                                  of exchange offer.
                                  Notwithstanding the foregoing,
                                  the Company may merge or
                                  otherwise combine its assets,
                                  with another entity if
                                  immediately thereafter
                                  substantially all of the assets
                                  of the surviving entity are
                                  contributed to the Operating
                                  Partnership in exchange for OP
                                  Units.

        Compensation of General Partner and of Directors

The general partner does not      Pursuant to the Bylaws,
receive any compensation for      directors do not receive any
its services as general partner   stated salary for their
of the Operating Partnership.     services as directors but, by
As a partner in the Operating     resolution of the Board of
Partnership, however, the         Directors, may receive fixed
general partner has the same      sums per year and/or per
right to allocations and          meeting and/or per visit to
distributions as other partners   real property or other
of the Operating Partnership.     facilities owned or leased by
In addition, the Operating        the Company and for any service
Partnership will reimburse the    or activity they performed or
general partner for all           engaged in as directors.
expenses incurred relating to
the ongoing operation of the
Company.

                     Liability of Investors

Under the Partnership Agreement    Under Maryland law, stockholders are
and applicable Maryland law,       not personally liable for the debts
the liability of the Limited       or obligations of the Company.
Partners for the Operating
Partnership's debts and
obligations is generally
limited to the amount of their
investment in the Operating
Partnership.

                      Rights of Inspection

The Act provides that the         The MGCL provides that persons
partnership books must be kept,   who together have been
subject to any agreement          stockholders for more than six
between the partners, at the      months and own at least five
principal place of business of    percent of the outstanding
the partnership, and every        stock of any class of a
partner must at all times have    Maryland corporation may
access to and may inspect and     inspect and copy the
copy any of those books.          corporation's books of account
                                  and stock ledger, request a
                                  statement of the corporation's
                                  affairs and request a list of
                                  its stockholders.  In addition,
                                  any stockholder of a Maryland
                                  corporation may (a) inspect and
                                  copy the bylaws, minutes or the
                                  proceedings of stockholders and
                                  annual statements of affairs
                                  and (b) request the corporation
                                  to provide a sworn statement
                                  showing all stock and
                                  securities issued and all
                                  considerations received by the
                                  corporation during the
                                  preceding twelve months.

                           Liquidity

Limited Partners cannot           The Exchange Shares will be
transfer their OP Units, except   freely transferable as
(1) to the general partner, (2)   registered securities under the
to other Limited Partners, (3)    Securities Act, subject to
to an affiliate, an immediate     prospectus delivery and other
family member or a trust for      requirements for registered
the benefit of a charitable       securities.  The Common Stock
beneficiary or to a charitable    is listed on the NYSE.  The
foundation, (4) pursuant to the   breadth and strength of this
general partner's redemption or   secondary market will depend,
its exchange for Exchange         among other things, upon the
Shares, or (5) pursuant to a      number of shares outstanding,
pledge to an unaffiliated         the Company's financial results
lending institution as            and prospects, the general
collateral or security for a      interest in the Company's and
loan or other extension of        other real estate investments,
credit.                           and the Company's dividend
                                  yield compared to that of other
                                  debt and equity securities.

                             Taxes

Income and loss from the          Dividends paid by the Company
Operating Partnership generally   will be treated as "portfolio"
is subject to the "passive        income and cannot be offset
activity" limitations.  Under     with losses from "passive
the "passive activity" rules,     activities."
income and loss from the
Operating Partnership that is     Distributions made by the
considered "passive  income"      Company to its taxable domestic
generally can be offset against   stockholders out of current or
income and loss from other        accumulated earnings and
investments that constitute       profits will be taken into
"passive activities".             account by them as ordinary
                                  income.  Distributions that are
The Operating Partnership is      designated as capital gain
not subject to Federal income     dividends generally will be
taxes.  Instead, each holder of   taxed as capital gain.
OP Units includes its allocable   Distributions in excess of
share of the Operating            current or accumulated earnings
Partnership's taxable income or   and profits will be treated as
loss in determining its           a non-taxable return of basis
individual federal income tax     to the extent of a
liability.                        stockholder's adjusted basis in
                                  its Common Stock, with the
Cash distributions from the       excess taxed as capital gain.
Operating Partnership are         See "Federal Income Tax
generally not taxable to a        Considerations-Taxation of
holder of OP Units except to      Stockholders."
the extent they exceed such
holder's basis in its interest    Stockholders who are
in the Operating Partnership      individuals generally will not
(which will include such          be required to file state
holder's allocable share of the   income tax returns and/or pay
Operating Partnership's           state income taxes outside of
nonrecourse debt).                their state of residence with
                                  respect to the Company's
Holders of OP Units are           operations and distributions.
required, in some cases, to       The Company may be required to
file state income tax returns     pay state income taxes in
and/or pay state income taxes     certain states.
in the states in which the
Operating Partnership owns
property, even if they are not
residents of those states.

               CERTAIN PROVISIONS OF MARYLAND LAW
              AND THE COMPANY'S CHARTER AND BYLAWS

   The following summary of certain provisions of Maryland law and of the Charter and Bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Charter and Bylaws of the Company. See "Available Information."

   The Charter and the Bylaws of the Company contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Charter and the Bylaws. See also "Description of Capital Stock-Restrictions on Transfer."

Board of Directors-Number, Classification, Vacancies

   The Bylaws provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than five nor more than 11. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors (although such majority may be less than a quorum), except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire Board of Directors. The Company currently has one vacancy on its seven director Board of Directors.

   The Company's Board of Directors is divided into three classes of directors. The initial terms of the first, second and third classes expire in 1997, 1998 and 1999, respectively. Beginning in July 1997, directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company even though a tender offer or change in control might be in the best interest of the stockholders.

   The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company, even though a tender offer or change in control might be in the best interest of the stockholders.

Removal of Directors

   The Charter provides that, subject to the rights of one or more classes or series of Preferred Stock to elect one or more directors, any director may be removed only for cause (as defined in the Charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except upon the existence of cause for removal and a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Business Combinations

   Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least
(a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and
(b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Company's Board of Directors has resolved to opt out of the business combination provisions of the MGCL, and such resolutions also require that any decision to opt back in be subject to the approval of holders of a majority of the shares of Common Stock.

Control Share Acquisitions

   The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third,
(ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as the result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

   A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

   If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

   The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

   The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of stock. Although there can be no assurance that such provision will not be amended or eliminated at any time in the future, the Company's Board of Directors has resolved that the provision may not be amended or eliminated without the approval of holders of at least a majority of the shares of Common Stock.

Amendment to the Charter

   The Charter, including its provisions on classification of the Board of Directors, restrictions on transferability of shares of Common Stock and removal of directors, may be amended only by the affirmative vote of the holders of not less than two thirds of all of the votes entitled to be cast on the matter. However, the provisions of the Charter relating to authorized shares of stock and the classification and reclassification of shares of Common Stock and Preferred Stock may be amended by the affirmative vote of the holders of not less than a majority of the votes entitled to be cast on the matter.

Dissolution of the Company

   Under Maryland law, the dissolution of the Company must be approved by the affirmative vote of the holders of not less than two thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

   The Bylaws of the Company provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by or at the discretion of the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (b) with respect to special meetings of the stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of the meeting, (ii) by or at the discretion of the Board of Directors or (iii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

   The business combination provisions and the control share acquisition provisions of the MGCL, in each case if they ever became applicable to the Company, the provisions of the Charter on classification of the Board of Directors and removal of directors and the advance notice provisions of the Bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

Rights to Purchase Securities and Other Property

   The Charter authorizes the Board of Directors to create and issue rights entitling the holders thereof to purchase from the Company shares of stock or other securities or property. The times at which and terms upon which such rights are to be issued would be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. This provision is intended to confirm the Board of Directors' authority to issue share purchase rights, which may have terms that could impede a merger, tender offer or other takeover attempt, or other rights to purchase shares or securities of the Company or any other corporation.


               FEDERAL INCOME TAX CONSIDERATIONS

   The following summary of material federal income tax considerations regarding the Company and the Offering is based on current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Latham & Watkins, tax counsel to the Company. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the tax laws, including without limitation, certain financial institutions, life insurance companies, dealers in securities or currencies, stockholders holding Common Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations (except to the extent discussed under the heading "Taxation of Tax-Exempt Stockholders") or foreign corporations or partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to stockholders.

   The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayer who requests and receives such ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions will not adversely affect existing interpretations. Any such change could apply retroactively to transactions preceding the date of the change. The Company has not requested, and does not plan to request, any ruling from the IRS concerning the tax treatment of the Company or the Operating Partnership. Thus, no assurance can be provided that the statements set forth herein (which are, in any event, not binding on the IRS or courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

   EACH HOLDER OF OP UNITS IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE DISPOSITION OF OP UNITS AND THE OWNERSHIP AND SALE OF THE COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH DISPOSITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Tax Consequences of Redemption or Exchange of OP Units

   If a holder of OP Units exercises the right to require the Operating Partnership to redeem part or all of his or her OP Units, it is generally anticipated that the Company will elect to exercise its right (Under the Partnership Agreement) to issue Common Stock in exchange for such OP Units, rather than having the Operating Partnership pay cash. See "Partnership Agreement-Redemption/Exchange Rights" above. In that event, such redemption will be fully taxable to the redeeming holder of OP Units, and such redeeming holder will generally recognize gain in an amount equal to the value of the Common Stock received in the exchange plus the amount of Operating Partnership liabilities allocable to the redeemed OP Units at the time of the redemption less such holder's tax basis in the redeemed OP Units.

   If the Company does not elect to acquire a holder's OP Units for Exchange Shares, the Operating Partnership will be required to redeem such OP Units for cash. If the Operating Partnership redeems OP Units for cash that the Company contributes to the Operating Partnership to effect such redemption, the redemption will likely be treated as a sale of such OP Units to the Company in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming holder would recognize gain in an amount equal to the excess of the amount of the cash received in the exchange plus the amount of Operating Partnership liabilities allocable to the redeemed OP Units at the time of the redemption, less such holder's basis attributable to such OP Units. If, instead, OP Units are redeemed for cash that is not contributed to the Operating Partnership by the Company, the tax consequences will generally be identical to those described in the preceding sentence, except that if the Operating Partnership redeems less than all of a holder's OP Units, such holder will recognize no taxable loss and would recognize taxable gain only to the extent that the cash plus the share of Operating Partnership liabilities allocable to the redeemed OP Units exceeds such holder's adjusted basis in all of the OP Units held by such holder immediately prior to the redemption.

   HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE REDEMPTION OR EXCHANGE OF OP UNITS, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES OF SUCH TRANSACTION.

Taxation of the Company

   General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1996. The Company believes that, commencing with its taxable year ended December 31, 1996, it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code commencing with such taxable year, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will continue to operate in such a manner so as to qualify or remain qualified. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "-Failure to Qualify." These sections of the Code and the corresponding Treasury Regulations, are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

   If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows. First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (defined generally as property acquired by the Company through foreclosure or otherwise after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to
(a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19.

   Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months.
Conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi). In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar taxable year.

   The Company believes that it has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow it to satisfy conditions (v) and (vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such ownership and transfer restrictions are described in "Capital Stock-Restrictions on Transfer." These restrictions, however, may not in all cases ensure that the Company will be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "-Failure to Qualify."

   Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets and items of income of the Operating Partnership (including the Operating Partnership's share of such items of any subsidiary partnerships) will be treated as assets and items of income of the Company for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "-Tax Aspects of the Operating Partnership." The Company has direct control of the Operating Partnership and has and intends to continue to operate it in a manner that is consistent with the requirements for qualification as a REIT.

   Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, subject to certain exceptions in the year in which the Company is liquidated, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. For purposes of applying the 30% gross income test, the holding period of Properties acquired by the Operating Partnership in the Formation Transactions is deemed to have commenced on the date of acquisition.

   Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or
(iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue. Notwithstanding the foregoing, the Company may take certain of the actions described in (i) through (iv) above to the extent the Company determines, based on the advice of tax counsel, that such actions will not jeopardize the Company's status as a REIT.

   The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company has not and does not expect to derive significant amounts of interest that fail to qualify under the 75% and 95% gross income tests.

   The Company has received since the IPO certain fees in exchange for the performance of certain management activities for third parties with respect to properties in which the Company does not own an interest. Such fees will result in nonqualifying income to the Company under the 95% and 75% gross income tests. The Company, however, has recently discontinued all management activities with respect to third party owned properties and believes that the aggregate amount of its nonqualifying income in any taxable year, including the aforementioned management fees, will not exceed the limit on nonqualifying income under the gross income tests.

   If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-Taxation of the Company-General," even if these relief provisions apply, a 100% tax would be imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company failed the 75% or 95% test multiplied by
(b) a fraction intended to reflect the Company's profitability. No similar mitigation provision provides relief if the Company fails the 30% income test, in which case, the Company would cease to qualify as a REIT.

   Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by the Operating Partnership) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and to make such occasional sales of the Properties as are consistent with the Operating Partnership's investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

   Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including its allocable share of the assets held by the Operating Partnership) must be represented by real estate assets including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

   After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company increasing its interest in the Operating Partnership), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has and intends to continue to maintain adequate records of the value of its assets in order to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

   Annual Distribution Requirements. The Company, in order to maintain its qualification as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and
(b) 95% of the excess of the net income, if any, from foreclosure property over the tax imposed on such income, minus (ii) the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount or purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of the "REIT taxable income" as described in clause (i)(a) above. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. Such distributions are taxable to holders of Common Stock (other than tax-exempt entities, as discussed below) in the year in which paid, even though such distributions relate to the prior year for purposes of the Company's 95% distribution requirement. The amount distributed must not be preferential -- i.e., each holder of shares of Common Stock must receive the same distribution per share. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company believes that it has and intends to continue to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements.

   The Company's REIT taxable income has been and is expected to continue to be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between
(i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

   Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

   Furthermore, if the Company should fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed that year for purposes of calculating such tax.

Failure to Qualify

   If the Company fails to maintain its qualification for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to maintain its qualification as a REIT would significantly reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to maintain its qualification as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Taxation of Taxable U.S. Stockholders Generally

   As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States,
(ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders.

   As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends received deduction otherwise available with respect to dividends received by U.S. Stockholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending upon the period of time that the Company held the assets to which such gains were attributable, and upon certain designations, if any, which may be made by the Company, such gains will be taxable to non-corporate U.S. Stockholders at a rate of either 20%, 25% or 28%. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his or her shares of Common Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his or her shares taxable as capital gains (provided that the shares have been held as a capital asset). With respect to non-corporate U.S. Stockholders, amounts described as being treated as capital gains in the preceding sentence will be taxable as long-term capital gains if the shares to which such gains are attributable have been held for more than eighteen months, mid-term capital gains if such shares have been held for more than one year but not more than eighteen months, or short-term capital gains if such shares have been held for one year or less. Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

   Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Common Stock (or distributions treated as such), however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of such U.S. Stockholder's total net capital gain eligible for the capital gains rate by the amount of such gain with respect to such Common Stock.

   Upon any sale or other disposition of Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares of Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset, and with respect to non-corporate U.S. Stockholders, will be mid-term or long-term gain or loss if such shares have been held for more than one year or eighteen months, respectively. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Common Stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

Backup Withholding

   The Company will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "-Taxation of Non-U.S. Stockholders."

Taxation of Tax-Exempt Stockholders

   The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder (except certain tax-exempt stockholders described below) has not held its shares of Common Stock as "debt financed property" within the meaning of the Code (generally, shares of Common Stock, the acquisition of which was financed through a borrowing by the tax exempt stockholder) and such shares are not otherwise used in a trade or business, dividend income received from the Company will not be UBTI to a tax-exempt stockholder. Similarly, income from the sale of Common Stock will not constitute UBTI unless such tax-exempt stockholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

   For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501 (c)(7), (c)(9),
(c)(17) and (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able properly to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

   Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code,
(ii) is tax-exempt under Section 501(a) of the Code, and
(iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in
Section 401(a) of the Code are referred to below as "qualified trusts."

   A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or
(b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on
UBTI) to (ii) the total gross income of the REIT. A de minimis exception applies if the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.
As a result of certain limitations on transfer and ownership of Common Stock contained in the Charter, the Company is not now, and does not in the future expect to be classified as a "pension held REIT."

Taxation of Non-U.S. Stockholders

   The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of Common Stock by persons that are not U.S. Stockholders ("Non-U.S. Stockholders"). In general, Non-U.S. Stockholders may be subject to special tax withholding requirements on distributions from the Company and with respect to their sale or other disposition of Common Stock of the Company, except to the extent reduced or eliminated by an income tax treaty between the United States and the Non-U.S. Stockholder's country. A Non-U.S. Stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with the Company in order to claim such treatment. Non-U.S. Stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of Common Stock, including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, the Company.

Tax Aspects of the Operating Partnership

   General. Substantially all of the Company's investments are held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership. See "-Taxation of the Company."

   Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If the Operating Partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and preclude the Company from satisfying the asset tests and possibly the income tests (see "-Taxation of the Company-Asset Tests" and "-Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "-Taxation of the Company-Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, a change in the Operating Partnership's status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions.

   Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for Federal income tax purposes rather than as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management, (iii) limited liability and (iv) free transferability of interests. Under final Treasury Regulations which became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for Federal income tax purposes unless it specifically elects otherwise. These newly promulgated Treasury Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to January 1, 1997, so long as
(a) the entity had a reasonable basis for its claimed classification, (b) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and
(c) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS. Unless it elects otherwise, a domestic business entity not otherwise classified as a corporation, which has at least two members and was in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the Treasury Regulations in effect prior to that date. The Operating Partnership claimed classification as a partnership for its taxable year ending December 31, 1996.

   Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation is not respected under Section 704(b) of the Code for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

   The Partnership Agreement provides that net income or net loss of the Operating Partnership will generally be allocated to the Company and the Limited Partners in accordance with their respective percentage interests in the Operating Partnership. In addition, allocations of net income or net loss will be subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder.

   Tax Allocations with Respect to the Properties.  Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution.
The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at such time (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including the Properties). Consequently, the Partnership Agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Code.

   In general, the Limited Partners of the Operating Partnership who contributed assets having an adjusted tax basis less than their fair market value at the time of contribution are allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to such contributing Limited Partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the Formation Transactions. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-Taxation of the Company-Annual Distribution Requirements."

   Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have elected to account for Book-Tax Differences with respect to the Properties initially contributed to the Operating Partnership using the "traditional method."

   With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

   Basis in Operating Partnership Interest. The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of
(a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

   If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has sufficient adjusted tax basis in its interest in the Operating Partnership to offset the loss. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a constructive cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company.

   Recently Enacted Legislation. On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (P.L. 105-34), which will have the effect of modifying certain REIT-related Code provisions for tax years beginning on or after January 1, 1998. Some of the potentially significant changes contained in this legislation include: (i) the rule disqualifying a REIT for any year in which it fails to comply with certain regulations requiring the REIT to monitor its stock ownership is replaced with an intermediate financial penalty;
(ii) the rule disqualifying a REIT in any year that it is "closely held" does not apply if during such year the REIT complied with certain regulations which require the REIT to monitor its stock ownership, and the REIT did not know or have reason to know that it was closely held; (iii) a REIT is permitted to render a de minimis amount of impermissible services to tenants in connection with the management of property and still treat amounts received with respect to such property (other than certain amounts relating to such services) as qualified rent; (iv) the rules regarding attribution to partnerships for purposes of defining qualified rent and independent contractors are modified so that attribution occurs only when a partner owns a 25% or greater interest in the partnership; (v) the 30% gross income test is repealed; (vi) any corporation wholly-owned by a REIT is permitted to be treated as a qualified REIT subsidiary regardless of whether such subsidiary has always been owned by the REIT; (vii) certain rules regarding the taxation of net long-term capital gains received by REITs are modified; (viii) the rules relating to foreclosure property are altered; (ix) property that is involuntarily converted is excluded from the prohibited transaction rules; and (x) certain other Code provisions relating to REITs are amended. Some or all of the provisions could affect both the Company's operations and its ability to maintain its REIT status for its taxable years beginning in 1998.

Other Tax Considerations

   The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                      SELLING STOCKHOLDERS

   As described elsewhere herein, "Selling Stockholders" are only those persons who may receive Exchange Shares upon exchange of OP Units. The following table provides the names of and the maximum number of Exchange Shares to be owned by each Selling Stockholder. The number of shares on the following table represents the number of Exchange Shares into which OP Units held by the person are exchangeable.

   The Exchange Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                     Maximum
                                                     Number of
                                                     Exchange Shares                        Percentage
                                                     Issuable in      Aggregate Shares      of Outstanding
                                 Shares of Common    the Exchange     of Common Stock       Common Stock
                                 Stock Owned prior   and Available    Owned Following       Owned Following
Name               Title         to the Exchange(1)  for Resale(1)    the Exchange (1)(2)   The Exchange (1)(2)

Richard S. Ziman   Chairman and     100              1,338,888(8)     1,338,988(8)            3.49%
                   Chief
                   Executive
                   Officer

Curtis J. Ziman(3)                    0                 27,335(9)        27,335(9)               *

Larry D. Ziman(3)                     0                 27,335(9)        27,335(9)               *

Allan W. Ziman(3)                     0                 27,335(9)        27,335(9)               *

Allan W. Ziman                        0                 44,481           44,481                  *
  Trustee FBO Jenna
  Support Trust(4)

Allan Ziman                           0                 44,481           44,481                  *
  Trustee FBO Todd
  Support Trust(4)

Phyllis Ziman Cutler(3)               0                 27,335(9)        27,335(9)               *

Victor J. Coleman   President         0                752,648(10)      752,648(10)           1.96
                    and Chief
                    Operating
                    Officer

Mark J. Coleman(5)                    0                  1,600            1,600                  *

Hugh A. Coleman(5)                    0                  1,600            1,600                  *

Alex S. Coleman(5)                    0                  1,600            1,600                  *

Arthur Gilbert(6)                     0                504,387(11)      504,387(11)           1.31

Herbert Glaser                        0                 33,138(12)       33,138(12)              *

Jonathon Glaser                       0                  4,876            4,876                  *

Michele Byer (7)                  3,533                 51,032(13)       54,565(13)              *

Hapsmith-Praxis                       0                 55,805           55,805                  *
   Partners

CalTwin Investors,                    0                 26,880           26,880                  *
   L.L.C.

The Jewish Community                  0                  1,000            1,000                  *
  Foundation

*  Less than 1%
(1)   Based on information available to the Company as of October 31, 1997.
(2) Assumes all OP Units held by the Selling Stockholders are exchanged for Exchange Shares. Also assumes that no transactions with respect to the shares of Common Stock or the OP Units occur other than the exchange.
(3)   Curtis J. Ziman, Larry D. Ziman, Allan W. Ziman and Phyllis
      Ziman Cutler are the siblings of Richard S. Ziman, Chairman of the Board and Chief Executive Officer of the Company.
(4)   Jenna Ziman and Todd Ziman are the children of Richard S.
      Ziman, Chairman of the Board and Chief Executive Officer of the Company.
(5) Mark J. Coleman, Hugh A. Coleman and Alex S. Coleman are brothers of Victor J. Coleman, President and Chief Operating
      Officer of the Company.
(6)   Former Director of the Company.
(7)   Former Secretary of the Company.
(8) Includes (a) 465,118 OP Units representing Mr. Ziman's 60% ownership interest in an entity which holds 775,196 OP Units,
      (b) 353,212 OP Units held by entities directly and indirectly owned 100% by Mr. Ziman, (c) 27,334 OP Units representing Mr.
      Ziman's 20% ownership interest in a Ziman family partnership which holds 136,674 OP Units, and (d) 493,224 OP Units held by
      Mr. Ziman individually.
(9) Represents each of these individuals' 20% ownership interest in the 136,674 OP Units held by a Ziman family partnership.
(10)  Includes (a) 310,078 OP Units representing Mr. Coleman's
      40% ownership interest in an entity which holds 775,196 OP
      Units, (b) 99,458 OP Units held by an entity 100% owned by Mr.
      Coleman, and (c) 343,112 OP Units held by the Victor and Wendy
      Coleman Family Trust dated March 26, 1997.
(11) Includes (a) 466,869 OP Units held by The Arthur Gilbert and Rosalinde Gilbert 1982 Trust, and (b) 37,518 OP Units held by an entity owned 100% by Mr. Gilbert.
(12) Represents the 33,138 OP Units held by an entity owned 100% by Herbert Glaser.
(13)  Represents the 51,032 OP Units held by the Michele Byer Trust.


                      PLAN OF DISTRIBUTION

   This Prospectus relates to (i) the possible issuance by the Company of the Exchange Shares if, and to the extent that, holders of up to 2,971,756 OP Units tender such units for cash redemption and the Company elects, in its sole and absolute discretion, to exchange the OP Units for the Exchange Shares in lieu of a cash redemption, and (ii) the offer and sale from time to time of any Exchange Shares so issued by the Selling Stockholders. The Company is registering the Exchange Shares to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

   The Company will not receive any proceeds from the issuance of the Exchange Shares to holders of OP Units upon receiving a Notice of Redemption (but it may acquire from such holders the OP Units tendered) or from any subsequent offering of the Exchange Shares by the Selling Stockholders. The Exchange Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Exchange Shares through dealers or agents, who may receive compensation in the form of Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Exchange Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Exchange Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

   At a time a particular offer of Exchange Shares is made by the Selling Stockholders, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Exchange Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

   In order to comply with the securities laws of certain states, if applicable, the Exchange Shares may be sold by the Selling Stockholders only through registered or licensed brokers or dealers. In addition, in certain states, the Exchange Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.


                            EXPERTS

   The consolidated financial statements and schedule of Arden
Realty, Inc. and the combined financial statements of the Arden Predecessors appearing in Arden Realty, Inc.'s Annual Report
(Form 10-K) for the year ended December 31, 1996; the statement of revenue and certain expenses of 5200 West Century for the period from January 1, 1996 to December 19, 1996, and the statements of revenue and certain expenses of 10351 Santa Monica and 2730 Wilshire for the 12 months ended October 31, 1996, and the statement of revenue and certain expenses of Center Promenade for the period from January 1, 1996 to December 17, 1996, and the statement of revenue and certain expenses of 10350 Santa Monica for the period from January 1, 1996 to December 27, 1996, and the statement of revenue and certain expenses of L.A. Corporate
Center for the period from January 1, 1996 to December 18, 1996, and the statement of revenue and certain expenses of Sumitomo
Bank Building for the period from January 1, 1996 to December 20, 1996, and the statement of revenue and certain expenses of Burbank Executive Center for the 12 months ended October 31,
1996, all of which were included in the current report filed on Form 8-K/A of Arden Realty, Inc. dated February 28, 1997 and appearing in Arden Realty, Inc.'s Annual Report (Form 10-K) for the year ended December 31,1 996, the statement of revenue and certain expenses of 535 Brand for each of the three years in the period ended December 31, 1996, and the combined statement of revenue and certain expenses of Whittier Financial Center, Clarendon Crest, and California Twin Centre for the year ended December 31, 1996, and the statement of revenue and certain expenses of 10780 Santa Monica for the year ended December 31, 1996, and the statement of revenue and certain expenses of Noble Professional Center for the year ended December
31, 1996, and the statement of revenue and certain expenses of South Bay Centre for the year ended December 31, 1996, and the statement of revenue and certain expenses of 8383 Wilshire for the year ended December 31, 1996, all of which were included in the current report filed on Form 8-K/A of Arden Realty, Inc.
dated July 8, 1997; the statement of revenue and certain expenses of Centerpointe La Palma for the year ended December 31, 1996, and the statement of revenue and certain expenses of Pacific
Gateway II for the year ended December 31, 1996, all of which were included in the current report filed on Form 8-K of Arden
Realty, Inc. dated July 9, 1997; the combined statement of revenue and certain expenses of 1000 Town Center and Mariner
Court for the year ended December 31, 1996, and the statement of revenue and certain expenses of Parkway Center for the year ended December 31, 1996, and the statement of revenue and certain expenses of Crown Cabot for the year ended December 31, 1996, all of which were included in the current report filed on Form 8-K of Arden Realty, Inc. dated August 13, 1997; the statement of revenue and certain expenses of 120 South Spalding for the year ended December 31, 1996, and the statement of revenue and certain expenses of Foremost Professional Plaza for the year ended
December 31, 1996, and the statement of revenue and certain expenses of 1370 Valley Vista for the year ended December 31, 1996, all of which were included in the current report filed on Form 8-K/A of Arden Realty, Inc. dated November 14, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated and combined financial statements and statement of revenue and certain expenses are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                         LEGAL MATTERS

   Certain legal matters, including the validity of the shares of Common Stock offered hereby, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. In addition, the description of federal income tax consequences contained in this Prospectus under the heading "Federal Income Tax Considerations" is based upon the opinion of Latham & Watkins. Latham & Watkins will rely upon the opinion of Ballard Spahr Andrews & Ingersoll as to certain matters of Maryland law.


          LIMITATION OF LIABILITY AND INDEMNIFICATION

   The Maryland General Corporation Law ("MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the Company (the "Charter") contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

      The Charter of the Company authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnity and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer who is made a party to a proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may incur by reason of his status as a present or former director or officer of the Company. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, without requiring a preliminary determination of the ultimate entitlement to indemnification to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

   The MGCL requires a corporation (unless its charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his services in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the Bylaws and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

   The inclusion of the above provisions in the Charter and Bylaws may have the effect of reducing the likelihood of stockholder derivative suits against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Furthermore, it is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

   The Partnership Agreement also provides for indemnification and advance of expenses of the Company and its officers and directors to the same extent indemnification and advance of expenses is provided to officers and directors of the Company in the Charter and Bylaws, and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Charter. See "Partnership Agreement-Indemnification."




No person has been
authorized in connection
with the offering made
hereby to give any                       2,971,756 Shares
information or to make any
representations not                     ARDEN REALTY, INC.
contained in this prospectus
and, if given or made, such                Common Stock
information or
representations must not be
relied upon as having been
authorized by the Company or
any underwriter. This
Prospectus does not
constitute an offer to sell
or a solicitation of any
offer to buy any of the
securities offered hereby to
any person or by anyone in
any jurisdiction in which it
is unlawful to make such
offer or solicitation.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication that the
information contained herein
is correct as of any date
subsequent to the date hereof.
                                       ____________________
      __________________
                                            PROSPECTUS
                                       ____________________

  SUMMARY TABLE OF CONTENTS


                              PAGE
                                                    , 1997
Available Information          2
Incorporation of Certain
   Information by Reference    3
Risk Factors                   4
The Company                   14
Description of Capital Stock  17
Partnership Agreement         21
Redemption/Exchange of OP
   Units                      24
Certain Provisions of
   Maryland Law
   and the Company's Charter
   and Bylaws                 33
Federal Income Tax
Considerations                35
Selling Stockholders          47
Plan of Distribution          48
Experts                       48
Legal Matters                 49
Limitation of Liability and
Indemnification               49



                            PART II.

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The following table itemizes the expenses incurred by Arden Realty, Inc. (the "Registrant") in connection with the issuance and registration of the shares of the Registrant's common stock, par value $.01 per share ("Common Stock"), offered hereby. All amounts shown are estimates except the Securities and Exchange Common Registration fee.

Registration Fee - Securities and Exchange Commission  $27,584
Legal Fees and Expenses                                 10,000
Accounting Fees and Expenses                            10,000
Miscellaneous Expenses                                   3,000

     Total                                             $50,854

Item 15.  Indemnification of Directors and Officers.

   The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or
(b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Company contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

   The Charter of the Company authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer who is made a party to a proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may incur by reason of his status as a present or former director or officer of the Company. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, without requiring a preliminary determination of the ultimate entitlement to indemnification to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director of officer who is made a party to the proceeding by reason of his service in that capacity or
(b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

   The MGCL requires a corporation (unless its charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his services in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt by the corporation of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

   The inclusion of the above provisions in the Charter and Bylaws may have the effect of reducing the likelihood of stockholder derivative suits against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Furthermore, it is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

   The Partnership Agreement also provides for indemnification and advance of expenses of the Company and its officers and directors to the same extent indemnification and advance of expenses is provided to officers and directors of the Company in the Charter and Bylaws, and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company and its stockholders is limited under the Charter.

Item 16.  Exhibits

   See attached exhibit index.

ITEM 17.  Undertaking.

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)   To include any prospectus required by section
                  10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
         Section 13 or 15(d)j of the Securities Exchange Act of 1934 that are incorporated be reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Exchange Act of 1934, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act of 1934, as amended, and will be governed by the final adjudication of such issue.

                           SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on November 17, 1997.

                         ARDEN REALTY, INC.


                         By:/s/Richard S. Ziman
                            Richard S. Ziman
                            Chairman of the Board and Chief Executive Officer

                       POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard
S. Ziman and Diana M. Laing, or either of them, as his attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the Common Stock under the Securities Act with the Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the
following persons in the capacities and on the dates indicated.
     Signature                  Title                 Date

/s/Richard S. Ziman     Chairman of the Board,    November 17, 1997
Richard S. Ziman        Chief Executive Officer
                        and Director (Principal
                        Executive Officer)

/s/Victor J. Coleman    President, Chief          November 17, 1997
Victor J. Coleman       Operating Officer and
                        Director

/s/Diana M. Laing       Chief Financial Officer   November 17, 1997
Diana M. Laing          and Secretary (Principal
                        Financial and Accounting
                        Officer)

/s/Carl D. Covitz       Director                  November 17, 1997
Carl D. Covitz

/s/Larry S. Flax        Director                  November 17, 1997
Larry S. Flax

/s/Steven C. Good       Director                  November 17, 1997
Steven C. Good

/s/Kenneth B. Roath     Director                  November 17, 1997
Kenneth B. Roath
                         EXHIBIT INDEX

EXHIBIT                                                   PAGE

4.1      Restated Charter of the Company(1)               ___
4.2      Bylaws of the Company(1)                         ___
5.1      Opinion of Ballard Spahr Andrews and Ingersoll   57
         regarding the validity of the Common Stock
         being registered
8.1      Opinion of Latham & Watkins regarding certain    ___
         federal income tax matters*
10.1     Agreement of Limited Partnership of the          ___
         Operating Partnership(1)
23.1     Consent of Ballard Spahr Andrews & Ingersoll     ___
         (included in Exhibit 5.1)
23.2     Consent of Latham & Watkins (included in         ___
         Exhibit 8.1)
23.3     Consent of Ernst & Young LLP                     60
24.1 Power of Attorney (included on the signature ___ page to this Registration Statement)


*  To be filed by Amendment

(1) Filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-8163) declared effective on October 3, 1996 and incorporated herein by reference.